Exhibit 10.26

AGREEMENT AND PLAN OF MERGER

among

PAETEC HOLDING CORP.,

AWX ACQUISITION CORP.,

ALLWORX CORP.

and

ADVANTAGE CAPITAL NEW YORK PARTNERS I, LP,

AS THE STOCKHOLDERS’ REPRESENTATIVE

Dated as of October 11, 2007

TABLE OF CONTENTS

		Page
ARTICLE I The Merger		1

Section 1.1	The Merger	1

Section 1.2	Closing	1

Section 1.3	Effective Time	2

Section 1.4	Effects of the Merger	2

Section 1.5	Certificate of Incorporation and By-laws of the Surviving Corporation	2

Section 1.6	Directors and Officers of the Surviving Corporation	2

ARTICLE II Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange of Certificates; Company Stock Options; Company Warrants		3

Section 2.1	Effect on Capital Stock	3

Section 2.2	Escrow Funds	4

Section 2.3	Company Stock Options and Company Warrants	6

Section 2.4	Escrow Fund Payments	6

Section 2.5	Appraisal Rights	7

Section 2.6	Exchange of Certificates	8

Section 2.7	Adjustments	10

Section 2.8	Aggregate Consideration	10

ARTICLE III Representations and Warranties of the Company		11

Section 3.1	Organization, Standing and Corporate Power; No Subsidiaries	11

Section 3.2	Capitalization	12

Section 3.3	Authority; Noncontravention; Voting Requirements	14

Section 3.4	Consents and Approvals	15

Section 3.5	Financial Statements; Undisclosed Liabilities	15

Section 3.6	Absence of Certain Changes or Events	16

Section 3.7	Legal Proceedings	116

Section 3.8	Compliance With Laws; Permits	17

Section 3.9	Information Statement	17

Section 3.10	Taxes	17

Section 3.11	Employee Benefits and Labor Matters	19

i

EXHIBITS

Exhibit A	Consenting Stockholders
Exhibit B	Form of Written Consent
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Non-Competition Agreement
Exhibit F	Form of Opinion of Foley Hoag LLP
Exhibit G	Form of Opinion of Boylan, Brown, Code, Vigdor & Wilson, LLP

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 11, 2007 (this “Agreement”), is among PAETEC Holding Corp., a Delaware corporation (“Parent”), AWX Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Allworx Corp., a Delaware corporation (the “Company”), and Advantage Capital New York Partners I, LP, a New York limited partnership, as the Stockholders’ Representative. Certain terms used in this Agreement are defined in Section 9.13.

WHEREAS, the respective Boards of Directors of the Company and Merger Sub have approved and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions provided for in this Agreement;

WHEREAS, following the execution and delivery of this Agreement, the Stockholders listed on Exhibit A hereto (the “Consenting Stockholders”), are each executing and delivering to the Company, and the Company is thereafter delivering to Parent, an action by written consent, adopting this Agreement and approving the Merger, substantially in the form attached hereto as Exhibit B (the “Written Consent”); and

WHEREAS, following the execution and delivery of this Agreement, Parent, as the sole stockholder of Merger Sub, is executing and delivering to Merger Sub, and Merger Sub is thereafter delivering to the Company, an action by written consent, adopting this Agreement and approving the Merger;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Hogan & Hartson LLP, 555 Thirteenth Street N.W., Washington, D.C. 20004, unless another time, date or place is agreed to in writing by the parties hereto (the “Closing Date”).

Section 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger substantially in the form attached hereto as Exhibit C, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and By-laws of the Surviving Corporation. The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended in its entirety in the Merger to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be Allworx Corp., and as so amended shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with the DGCL and as provided in such certificate of incorporation. The by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended in their entirety as promptly as practicable after the Effective Time to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall continue to be Allworx Corp., and as so amended shall be the by-laws of the Surviving Corporation until amended in accordance with the DGCL and as provided in such by-laws and the certificate of incorporation of the Surviving Corporation.

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(b) The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on the Capital Stock of the

Constituent Corporations; Exchange of Certificates; Company Stock Options; Company

Warrants

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Capital Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any shares of Company Capital Stock that are owned by the Company as treasury stock, and any shares of Company Capital Stock owned by Parent or Merger Sub, shall be automatically canceled pursuant to the Merger and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Capital Stock.

(i) Series A Preferred Stock. Each issued and outstanding share of Company Series A Preferred Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) shall, subject to the terms and conditions of this Agreement (including the Escrow Fund), be converted into the right to receive (A) an amount equal to (1) the Series A Liquidation Amount, plus (2) the Common Per Share Initial Merger Consideration, (B) a nontransferable, contingent right to receive if, when and to the extent payable in accordance with this Article II, Article VIII and the Escrow

Agreement, its pro rata share of the Released Indemnification Escrow Amount calculated as set forth in Section 2.2(a), and (C) a nontransferable, contingent right to receive if, when and to the extent payable in accordance with this Article II, Article VIII and the Escrow Agreement, its pro rata share of the Released Stockholders’ Representative Escrow Amount calculated as set forth in Section 2.2(b), in each case, in cash, without interest and rounded to the nearest cent ($0.01) (with amounts greater than or equal to $0.005 rounded up) (collectively, the “Series A Per Share Merger Consideration”).

(ii) Series 1 Preferred Stock. Each issued and outstanding share of Company Series 1 Preferred Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) shall, subject to the terms and conditions of this Agreement, be converted into the right to receive (A) an amount equal to the Series 1 Liquidation Amount, (B) a nontransferable, contingent right to receive if, when and to the extent payable in accordance with this Article II, Article VIII and the Escrow Agreement, its pro rata share of the Released Indemnification Escrow Amount calculated as set forth in Section 2.2(a), and (C) a nontransferable, contingent right to receive if, when and to the extent payable in accordance with this Article II, Article VIII and the Escrow Agreement, its pro rata share of the Released Stockholders’ Representative Escrow Amount calculated as set forth in Section 2.2(b), in each case, in cash, without interest and rounded to the nearest cent ($0.01) (with amounts greater than or equal to $0.005 rounded up) (the “Series 1 Per Share Merger Consideration”).

(iii) Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) shall, subject to the terms and conditions of this Agreement (including the Escrow Fund), be converted into the right to receive (A) the Common Per Share Initial Merger Consideration, (B) a nontransferable, contingent right to receive if, when and to the extent payable in accordance with this Article II, Article VIII and the Escrow Agreement, its pro rata share of the Released Indemnification Escrow Amount calculated as set forth in Section 2.2(a), and (C) a nontransferable, contingent right to receive if, when and to the extent payable in accordance with this Article II, Article VIII and the Escrow Agreement, its pro rata share of the Released Stockholders’ Representative Escrow Amount calculated as set forth in Section 2.2(b), in each case, in cash, without interest and rounded to the nearest cent ($0.01) (with amounts greater than or equal to $0.005 rounded up) (collectively, the “Common Per Share Merger Consideration”).

(iv) At the Effective Time, all shares of Company Capital Stock shall be converted into the right to receive the Merger Consideration in accordance with this Article II and shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Capital Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate in accordance with this Article II, without interest.

(v) The Merger Consideration payable to the Stockholders shall be distributed to the Stockholders by payment to the Exchange Agent in accordance with Section 2.2, Section 2.4, Section 2.6, and Section 2.8.

Section 2.2 Escrow Funds. By virtue of this Agreement and as partial security for the indemnification obligations provided for in Article VIII hereof and the payment of the Stockholders’ Representative Expenses provided for in Section 8.4(e), at the Effective Time, Parent shall deposit with M&T Trust Company of Delaware, as escrow agent (the “Escrow Agent”), the Indemnification Escrow Amount and the Stockholders’ Representative Escrow Amount without any act of the Stockholders (any and all of such deposits to constitute an escrow fund to be governed by the terms of the Escrow Agreement, attached hereto as Exhibit D (the “Escrow Agreement”)).

(a) Indemnification Escrow Fund. The Indemnification Escrow Amount (plus any interest or other income paid on such Indemnification Escrow Amount in accordance with the Escrow Agreement) (the “Indemnification Escrow Fund”) shall be available to compensate the Indemnified Parties for any Indemnifiable Losses suffered or incurred by them and for which they are entitled to recovery under Article VIII. The terms of, and timing and payment under, the Indemnification Escrow Fund shall be in accordance with

Article VIII and the Escrow Agreement. Subject to the terms of this Agreement and the Escrow Agreement, the Released Indemnification Escrow Amount payable to the Stockholders shall be allocated among, and distributed to, the Stockholders such that with respect to any distribution of the Released Indemnification Escrow Amount pursuant to Section 2.4 of the Escrow Agreement (each an “Indemnification Escrow Distribution”) in the following priority:

(i) first, each share of Company Series A Preferred Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall represent the right to receive in respect of such share a pro rata share of any Indemnification Escrow Distributions up to, in the aggregate, an amount equal to the difference, if any, between the Series A Liquidation Amount and the Series A Liquidation Amount (without taking into account the proviso to the definition of Series A Liquidation Amount), in cash, without interest and rounded to the nearest cent ($0.01) (with amounts greater than or equal to $0.005 rounded up). The parties acknowledge and agree that any Indemnification Escrow Distribution, if any, will be paid first to the holders of the Company Series A Preferred Stock in order to make up the shortfall, if any, of the full Series A Liquidation Preference Payment (as such term is defined in the Company’s Second Amended and Restated Certificate of Incorporation (the “Restated Charter”)) required to be paid by Section 4(a)(i) of Article Fourth of the Restated Charter;

(ii) second, each share of Company Series 1 Preferred Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall represent the right to receive in respect of such share a pro rata share of any Indemnification Escrow Distributions up to, in the aggregate, an amount equal to the difference, if any, between the Series 1 Liquidation Amount and the Series 1 Liquidation Amount (without taking into account the proviso to the definition of Series 1 Liquidation Amount), in cash, without interest and rounded to the nearest cent ($0.01) (with amounts greater than or equal to $0.005 rounded up). The parties acknowledge and agree that any Indemnification Escrow Distribution, if any, will be paid second (after all payments, if any, made pursuant to Section 2.2(a)(i) above) to the holders of the Company Series 1 Preferred Stock in order to make up the shortfall, if any, of the full Series 1 Liquidation Preference Payment (as such term is defined in the Restated Charter) required to be paid by Section 4(a)(ii) of Article Fourth of the Restated Charter; and

(iii) third, each share of Company Common Stock and Company Series A Preferred Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall represent the right to receive in respect of such share an amount equal its pro-rata share, on a per-share basis, of the remaining Indemnification Escrow Distribution (after all payments, if any, made pursuant to Section 2.2(a)(i) and Section 2.2(a)(ii) above), in cash, without interest and rounded to the nearest cent ($0.01) (with amounts greater than or equal to $0.005 rounded up). The parties acknowledge and agree that any Indemnification Escrow Distribution, if any, paid pursuant to this Section 2.2(a)(iii) will be paid third (after all payments, if any, made pursuant to Section 2.2(a)(i) and Section 2.2(a)(ii) above).

(b) Stockholders’ Representative Escrow Fund. The Stockholders’ Representative Escrow Amount (plus any interest or other income paid on such Stockholders’ Representative Escrow Amount in accordance with the Escrow Agreement) (the “Stockholders’ Representative Escrow Fund” and, together with the Indemnification Escrow Fund, the “Escrow Fund”) shall be used solely to reimburse the Stockholders’ Representative for Stockholders’ Representative Expenses pursuant to Section 8.4(e). The terms of, and timing and payment, under the Stockholders’ Representative Escrow Fund shall be in accordance with the Escrow Agreement. Subject to the terms of this Agreement and the Escrow Agreement, the Released Stockholders’ Representative Escrow Amount payable to the Stockholders shall be allocated among, and distributed to, the Stockholders such that with respect to any distribution of the Released Stockholders’ Representative Escrow Amount pursuant to Section 2.4 of the Escrow Agreement (each a “Stockholders’ Representative Escrow Distribution”), such distribution shall be in the same manner and in the same priority as the Indemnification Escrow Distribution, in cash, without interest and rounded to the nearest cent ($0.01) (with amounts greater than or equal to $0.005 rounded up).

Section 2.3 Company Stock Options and Company Warrants.

(a) Cancellation of Options. The Company shall take all actions necessary to cancel all outstanding Company Options immediately prior to the Effective Time, including without limitation, by sending the notice required by Section 10.2 of the Company Option Plan. The Company shall send such notice, which shall be reasonably satisfactory to Parent in form and substance, promptly, but in no event later than five (5) Business Days, following the execution of this Agreement.

(b) Warrants. Prior to the Effective Time, the Company shall have caused (i) each outstanding Company Warrant to have been exercised for shares of Company Common Stock in accordance with its terms, (ii) the holders of each outstanding Company Warrant to have irrevocably committed in writing to terminate or exchange such Company Warrant for cash, (iii) each outstanding Company Warrant to have been surrendered for no value and canceled, or (iv) any combination of the actions specified in clauses (i) through (iii) above with respect to each outstanding Company Warrant.

Section 2.4 Escrow Fund Payments.

(a) Escrow Fund Payments as Merger Consideration. The portions of the Escrow Fund payable to the Stockholders pursuant to this Article II are intended to be treated for Tax purposes as consideration for the Company Capital Stock purchased by Parent in the Merger and shall be treated as such consideration (subject to the requirement to treat a portion as imputed interest) for all Tax purposes except to the extent otherwise required by a final determination of a Taxing Authority. Notwithstanding anything to the contrary in this Agreement, Parent makes no representations or warranties to the Company or the Stockholders regarding the Tax treatment of the Transactions by any Taxing Authority, or any of the Tax consequences to any Stockholders relating to the Transactions. Each of the Company and each Stockholder must rely solely on his, her or its own tax advisors in connection with the Transactions.

(b) Payment to, and Allocation Among, Stockholders. Any Released Escrow Amount shall be allocated among the Stockholders in accordance with the terms of this Agreement and the Escrow Agreement. Any reference herein to payment of the Released Escrow Amount to the Stockholders provided for in this Article II shall be paid to the Exchange Agent promptly, and in no event later than five (5) Business Days, after the time any such payment is due, for further distribution to the Stockholders as soon thereafter as practicable. Parent shall use its commercially reasonable efforts to cause the Exchange Agent to make timely payments in accordance with the provisions of this Section 2.4(b).

(c) Escrow Fund Payment Rights Not Transferable. No Stockholder may, directly or indirectly, sell, exchange, transfer or otherwise dispose of his, her or its right to receive any portion of the Escrow Fund (except by will or by operation of the Laws of intestate succession).

Section 2.5 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has properly demanded and not effectively withdrawn or lost such holder’s appraisal rights for such shares under the DGCL, if applicable (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 2.1(c), but the holder thereof shall only be entitled to such rights as are provided by the DGCL, if applicable.

(b) Notwithstanding the provisions of Section 2.5(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights with respect to such shares under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in and subject to the provisions of this Agreement, upon surrender of the Certificate formerly representing such shares.

(c) The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, which consent shall not unreasonably be withheld, conditioned or delayed, make any payment with respect to any such demands or offer to settle or settle any such demands. Neither Parent nor the Surviving Corporation shall, except with the prior written consent of the Stockholders’ Representative, which consent shall not unreasonably be withheld, conditioned or delayed, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Stockholder prior to the Company receiving Parent’s consent thereto, which consent shall not unreasonably be withheld, conditioned or delayed. Notwithstanding the foregoing, to the extent that Parent, the Surviving Corporation or the Company (A) makes any payment or payments in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, or (B) incurs any Losses in respect of any Dissenting Shares (excluding payments for such shares) ((A) and (B) together “Excess Dissenting Share Payments”), Parent shall be entitled to recover the amount of the Excess Dissenting Share Payments in accordance with the terms of Article VIII.

Section 2.6 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall designate American Stock Transfer & Trust Company, or another bank or trust company reasonably satisfactory to the Stockholders’ Representative, to act as exchange agent in connection with the Merger (the “Exchange Agent”) to receive, for the benefit of holders of shares of Company Capital Stock, the Merger Consideration to which holders of shares of Company Capital Stock shall become entitled pursuant to Section 2.1(c) and Section 2.2. Parent shall deposit the portion of the Initial Merger Consideration to which holders of Company Capital Stock shall become entitled pursuant to Section 2.1(c) with the Exchange Agent promptly after the Effective Time. Such Merger Consideration deposited with the Exchange Agent shall, pending its disbursement to such Stockholders, be invested by the Exchange Agent as directed by Parent.

(b) Escrow Deposits. Notwithstanding Section 2.6(a), for the avoidance of doubt, at Closing, Parent shall deposit into the Escrow Fund the Indemnification Escrow Amount and the Stockholders’ Representative Escrow Amount. The Escrow Fund shall be governed by the terms set forth in the Escrow Agreement. Amounts released from the Escrow Fund shall be distributed to the Stockholders in accordance with the rights of such Stockholders pursuant to Section 2.1(c), Section 2.2 and Section 2.4.

(c) Payment Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to send to each Stockholder of record holding a Certificate for whom the Stockholders’ Representative has provided Parent with an accurate mailing address (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate shall pass, only upon delivery of such Certificate to the Exchange Agent, and which shall be in such form and shall have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the consideration provided for herein, and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer in accordance with Section 2.6(d), and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.6(c), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, in accordance with this Article II, without interest. Notwithstanding anything to the contrary herein, Parent may provide for payments to Employees to be made through Parent’s or the Surviving Corporation’s normal payroll procedures.

(d) Transfer Books; No Further Ownership Rights in Company Stock. The Initial Merger Consideration paid in respect of shares of Company Capital Stock (together with the contingent right to receive, if when, and to the extent payable, the Released Escrow Amount) upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock previously represented by such Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Capital Stock, except as otherwise provided for herein or by applicable Laws. Subject to the last sentence of Section 2.6(f), if, at any time after the Effective Time, Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Exchange Agent may direct, as indemnity against any claim that may be made with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable portion of the Merger Consideration to be paid in respect of the shares of Company Capital Stock formerly represented by such Certificate, as contemplated by this Article II.

(f) Termination of Fund. At any time following one hundred and eighty days (180) after the Closing Date, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Exchange Agent in respect of the Initial Merger Consideration and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Initial Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. At any time following one hundred and eighty (180) days after the date on which the Released Escrow Amount payments (if, when, and to the extent payable) are so payable, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Exchange Agent in respect of the Released Escrow Amount and which has not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any portion thereof that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon.

(g) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Exchange Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(h) Withholding Taxes. Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to a Stockholder pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Laws. To the extent amounts are so withheld and paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.7 Adjustments. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.1), if, between the date of this Agreement and the Effective Time the outstanding shares of any class or series of Company Capital Stock shall have been changed into a different number of shares or a different class or series by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the per share Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

Section 2.8 Aggregate Consideration. Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall the aggregate amounts to be paid to the Stockholders pursuant to this Agreement with respect to shares of Company Capital Stock exceed (a) in respect of the amounts payable at or promptly following Closing, the Initial Merger Consideration, and thereafter, (b) the Released Escrow Amount.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the Company Disclosure Schedule (with specific reference to the Section or subsection of this Agreement to which the information stated in such disclosure relates; provided, however, that the inclusion of any fact or item disclosed in any Section or subsection of the Company Disclosure Schedule shall be deemed disclosed and incorporated into each other Section or subsection of the Company Disclosure Schedule where it is reasonably apparent that such disclosure is relevant or applicable to such other Section or subsection) delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Corporate Power; No Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted and as currently proposed by its management to be conducted.

(b) The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Section 3.1(b) of the Company Disclosure Schedule lists each state and country in which the Company has Employees or facilities.

(c) The Company has no Subsidiaries. Except as set forth in Section 3.1(c) of the Company Disclosure Schedule, the Company does not own, and never has owned, directly or indirectly, any shares of capital stock, voting securities or equity interests in any Person.

(d) The Company has delivered to Parent correct and complete copies of its certificate of incorporation and by-laws (the “Company Charter Documents”), in each case as amended to the date of this Agreement. All such Company Charter Documents are in full force and effect and the Company is not in violation of any of their respective provisions. The Company has made available to Parent and its representatives correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of stockholders, the Board of Directors and each committee of the Board of Directors of the Company held since the Company’s inception.

(e) Section 3.1(e) of the Company Disclosure Schedule lists the directors and officers of the Company as of the date hereof.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock, 37,870,000 shares of Company Series A Preferred Stock and 2,130,000 shares of Company Series 1 Preferred Stock. At the close of business on the date hereof, (i) 3,073,018 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Capital Stock were held by the Company in its treasury, (iii) 25,789,294 shares of Company Series A Preferred Stock were issued and outstanding, (iv) 2,446,796 shares of Company Series 1 Preferred Stock were issued and outstanding, (v) 4,600,000 shares of Company Common Stock were reserved for issuance under the Company Option Plan, all of which were subject to outstanding Company Options granted under the Company Option Plan, and 936,974 shares of Company Common Stock were reserved for issuance under non-plan options to purchase Company Common Stock, (vi) 9,481,910 shares of Company Common Stock were subject to outstanding Company Warrants, (vii) no shares of Company Common Stock were subject to outstanding Company Convertible Notes, and (viii) a sufficient number of shares of Company Common Stock were reserved for issuance upon conversion or exercise of the Company Series A Preferred Stock, the Company Series 1 Preferred Stock, the Company Warrants and the Company Convertible Notes.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a complete and accurate list of each of the record holders of (i) each class or series of the Company Capital Stock and the number of shares of the Company Capital Stock held by each holder as of the date hereof and the number of shares of Company Common Stock into which such Company Capital Stock is convertible, (ii) options exercisable for shares of Company Common Stock and the exercise price, date of grant, and number of shares of Company Common Stock into which such options are exercisable by each such holder as of the date hereof and the vesting schedules of each such option, (iii) warrants exercisable for shares of Company Common Stock and the exercise price and number of shares and class of Company Capital Stock into which such warrants are exercisable by such holder as of the date hereof (iv) any other instruments convertible into or exchangeable for any Company securities, including, without limitation, any bonds, debentures, notes or other evidences of indebtedness having, or exercisable, convertible or exchangeable for or into any Company securities and the exercise price, date of issuance and the number of shares and class of Company Capital Stock into which such instruments are convertible and (v) the amount of accrued and unpaid dividends payable on any class or series of Company Capital Stock as of the date hereof. When delivered pursuant to Section 5.13, the Capitalization Spreadsheet shall be true, complete and correct in all respects. When delivered pursuant to Section 5.15, the Warrant Statement shall be true, complete and correct in all respects.

(c) All shares of Company Capital Stock have been duly authorized. All issued and outstanding shares of Company Capital Stock (i) are, and all shares of Company Capital Stock which may be issued pursuant to the exercise of Company

Options, Company Warrants, Company Convertible Notes and the conversion of outstanding shares of any class or series of Company Preferred Stock shall be, when issued in accordance with the respective terms thereof, validly issued, fully paid and nonassessable, (ii) are not subject to any right of rescission and (iii) except as set forth in Section 3.2(c) of the Company Disclosure Schedule, are not subject to preemptive rights or similar rights by statute or pursuant to the Company Charter Documents, or any agreement or contract to which the Company is a party or by which it is bound, and have been offered, issued, sold and delivered by the Company in compliance with all registration or qualification requirements (or applicable exemptions therefrom) of applicable federal, state and foreign securities Laws. Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, the Company is not under any obligation to register under the Securities Act any of its presently outstanding securities. The rights, preferences and privileges of the Company Preferred Stock are as set forth in the Company Charter Documents as of the date hereof. To the Knowledge of the Company, except as disclosed in Section 3.2(c) of the Company Disclosure Schedule, there are no voting trusts or other agreements or understandings with respect to the voting of the Company Capital Stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company. The terms of the Company Option Plan authorize the administrator of such plan to effect the provisions set forth in Section 2.3 hereof with respect to each Company Option without the consent of any holder of any Company Option granted under the Company Option Plan. True and complete copies of all agreements and instruments (and any amendments thereto, if applicable) relating to or issued under the Company Option Plan have been provided to Parent, there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof provided to Parent. All equity grants under the Company Option Plan have been made pursuant to agreements and instruments that do not materially deviate from such form agreements and instruments and have been made with an exercise price that is at least equal to the fair market value of a share of Company Common Stock on the date of grant. The Company Option Plan has been approved by the stockholders of the Company.

(d) Except as set forth above in Section 3.2(a) (including securities issued or issuable upon conversion or exercise of securities described in Section 3.2(a)), as of the date of this Agreement there are not, and as of the Effective Time there shall not be, any shares of capital stock, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of the Company, including any representing the right to purchase or otherwise receive any Company Capital Stock. As a result of the Merger, Parent shall be the sole record holder of all issued and outstanding shares of Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock from the Company.

(e) Except as set forth in Section 3.2(e) of the Company Disclosure Schedule, there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or make an investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, there are no agreements to which the Company is a party relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock.

Section 3.3 Authority; Noncontravention; Voting Requirements.

(a) The Company has all necessary power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by it of the Transactions, have been duly authorized and approved by its Board of Directors, and no other action on the part of the Company or its stockholders is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by it of the Transactions, subject only to the adoption of this Agreement by the Company Stockholder Approval pursuant to the Written Consent and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. Each of this Agreement and the other Transaction Agreements to which the Company is a party has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto and thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company’s Board of Directors, at a meeting duly called and held or by action by unanimous written consent pursuant to the DGCL, has unanimously (i) approved and declared advisable this Agreement, the other Transaction Agreements and the Transactions, including the Merger and (ii) resolved to recommend that the Stockholders adopt this Agreement and approve the Merger.

(c) The affirmative vote (in person or by proxy) or written consent of (i) the holders of a majority of the outstanding shares of Company Common Stock, Company Series A Preferred Stock and Company Series 1 Preferred Stock (voting together as a single class, with respect to the Company Series A Preferred Stock and the Company Series 1 Preferred Stock, on an as-converted to Company Common Stock basis) and (ii) the holders of a majority of the outstanding shares of Company Series A Preferred Stock (voting as a separate class) in favor of the adoption of this Agreement (the vote or consent referred to in clauses (i) and (ii) above, the “Company Stockholder Approval”), is the only vote or approval of the holders of any class or series of capital stock of the Company which is necessary to adopt this Agreement and approve the Merger.

(d) Neither the execution and delivery of this Agreement and the other Transaction Agreements by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof or thereof, shall (i) conflict with or violate any provision of the Company Charter Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 are obtained and the filings referred to in Section 3.4 are made, (A) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or, to the Knowledge of the Company, its Stockholders or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of, the Company under any of the terms, conditions or provisions of any Contract or Permit, to which the Company is a party, or by which it or any of its properties or assets may be bound or affected.

Section 3.4 Consents and Approvals. No consent, waiver, order, authorization or approval of any Governmental Authority or any other Person, and no declaration or notice to or filing or registration with any Governmental Authority or any other Person is required to be made, obtained, performed or given by or with respect to the Company in connection with the execution and delivery of this Agreement and the other Transaction Agreements to which the Company is a party or the consummation by the Company of the Transactions, except for:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the relevant authorities of other states in which Company is qualified to do business;

(b) the Company Stockholder Approval; and

(c) the consents, approvals, orders, declarations, notices or authorizations disclosed in Section 3.4 of the Company Disclosure Schedule.

Section 3.5 Financial Statements; Undisclosed Liabilities.

(a) Section 3.5(a) of the Company Disclosure Schedule sets forth the following financial statements of the Company (collectively, the “Financial Statements”): (i) audited balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2006 (the “2006 Financial Statements”), December 31, 2005 and December 31, 2004; and (ii) the unaudited balance sheet of the Company as of June 30, 2007, and the related unaudited statements of income and cash flows for the period ended on June 30, 2007. The Financial Statements have been prepared from, and are in accordance with, the books and records of the Company.

(b) The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly in all material respects the financial condition of the Company as of the dates referred to in Section 3.5(a) and the results of operations of the Company for the periods referred to in Section 3.5(a); provided, however, that the unaudited Financial Statements are subject to normal year-end adjustments (which shall not be material individually or in the aggregate) and lack footnotes. Since June 30, 2007 (the “Balance Sheet Date”), the Company has not effected any change in any method of accounting or accounting practice. The Company’s independent auditors, Bonadio & Co. LLP, is (i) a registered public accounting firm within the meaning of Section 2(a)(12) of the Sarbanes-Oxley Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board; and (ii) “independent” with respect to the Company within the meaning of Regulation S-X promulgated by the SEC.

(c) The Company does not have any liabilities, indebtedness, expenses, claims, deficiencies, endorsements, guarantees or other obligations of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown), whether or not required, if known, to be reflected or reserved against on a balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) as and to the extent reflected or reserved against on the balance sheet of the Company as of the Balance Sheet Date (including the notes thereto), (ii) incurred in connection with the preparation, execution, delivery and performance of this Agreement and the other Transaction Agreements, and (iii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice that, individually or in the aggregate, do not exceed $50,000 (Fifty Thousand Dollars).

(d) There are no “off-balance sheet arrangements” (within the meaning of Item 303 of Regulation S-K promulgated by the SEC) with respect to the Company.

(e) Section 3.5(e) of the Company Disclosure Schedule sets forth a true and complete list of all Indebtedness as of the date hereof, including the creditor, the principal amount thereof, the maturity date and whether or not such Indebtedness is pre-payable without penalty and, if not pre-payable without penalty, the amount of any such pre-payment penalty.

Section 3.6 Absence of Certain Changes or Events. Since the Balance Sheet Date there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Since the Balance Sheet Date (a) the Company has carried on and operated its business in all material respects in the ordinary course of business consistent with past practice and (b) except as set forth in Section 3.6 of the Company Disclosure Schedule, the Company has not taken any action described in Section 5.1 that if taken after the date hereof and prior to the Effective Time without the prior written consent of Parent would violate Section 5.1. Without limiting the foregoing, since the Balance Sheet Date there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company which materially affects the use thereof.

Section 3.7 Legal Proceedings. There is no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceeding, claim, suit or action against, or governmental or regulatory investigation of, the Company, nor is there any injunction, order, judgment, ruling or decree by or before any Governmental Authority (collectively, “Legal Proceedings”) imposed (or, to the Knowledge of the Company, threatened to be imposed) upon the Company or the assets of the Company, by or before any Governmental Authority.

Section 3.8 Compliance With Laws; Permits. The Company is (and since its inception has been) in compliance in all material respects with all Laws applicable to the Company, any of its properties or other assets or any of its business or operations. The Company holds all material Permits. The Company is (and since its inception has been) in compliance in all material respects with the terms of all Permits, including all technical, product labeling, record-keeping and other regulatory requirements established by the Federal Communications Commission or other Governmental Authority with respect to the business or operations of the Company. Since its inception, the Company has not received written notice to the effect that a Governmental Authority (a) claimed or alleged that the Company was not in compliance with all Laws or Permits applicable to the Company, any of its properties or other assets or any of its business or operations or (b) was considering the amendment, termination, revocation or cancellation of any Permit held by the Company. The consummation of the Merger shall not cause the revocation or cancellation of any Permit. The representations and warranties set forth in this Section 3.8 shall not apply to the matters that are the subject of the representations and warranties set forth in Section 3.10, Section 3.11, Section 3.12 and Section 3.15.

Section 3.9 Information Statement. The Information Statement (or any amendment thereof or supplement thereto), at the date first mailed to the Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied in writing by Parent or Merger Sub specifically for inclusion in such documents.

Section 3.10 Taxes.

(a) The Company has paid all Taxes imposed upon the Company (whether or not shown on any Tax Return) that have become due and payable. The Company has established an adequate accrual or reserve on the Financial Statements for the payment of Taxes that are not yet due and payable. Since the Balance Sheet Date, the Company has incurred no liability for Taxes arising from extraordinary gains and losses outside the ordinary course of business consistent with past custom and practice. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(b) The Company has filed on a timely basis (taking into account all extensions of time to file that have been granted) all Tax Returns that are required to have been filed by or with respect to the Company. All such Tax Returns were accurate and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. The Company has not received written notice of a claim by a Taxing Authority in a jurisdiction where the Company does not file

Tax Returns that it is or may be subject to taxation by that jurisdiction which claim is currently outstanding or pending. The Company has not given, and is not subject to, any currently effective waiver of any statute of limitations in respect of Taxes which Taxes have not yet been paid and has not agreed to any currently effective extension of time with respect to a Tax assessment or deficiency.

(c) The Company has withheld and paid (to the extent they have become due) all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Employee, creditor, stockholder or other third party.

(d) The Company has not received written notice from any Taxing Authority regarding a dispute or claim concerning any liability for past-due Taxes of or with respect to the Company which dispute or claim has not yet been resolved and, to the Knowledge of the Company, no such dispute or claim has otherwise been raised by a Taxing Authority. The Company has not received any written notice from a Taxing Authority indicating an intent to open an audit or examination related to Tax matters. Correct and complete copies of all Tax Returns of the Company for all taxable periods ended on or after December 31, 2003 have been made available to or delivered to Parent.

(e) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. The Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that shall not be fully deductible under Section 280G of the Code. The Company is not a party to or bound by any Tax Sharing Agreement. The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return and (ii) has no liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(f) The Company shall not be required to include an item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Laws) executed on or prior to the Closing Date;

(iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Laws which relates to a transaction completed prior to the Closing Date);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date; or

(v) prepaid amount received on or prior to the Closing Date.

(g) During the two-year period ended on the date hereof, the Company has not distributed stock of another Person, nor has its stock been distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h) The Company has not (i) participated in any “tax shelter” within the meaning of Section 6662 of the Code, (ii) at any time, engaged in or entered into a “reportable transaction” within the meaning of Treasury Regulation 1.6011-4(b), or (iii) filed with a Taxing Authority IRS Form 8275 or 8275-R or any predecessor or successor thereof or analogous or similar Tax form under Laws.

(i) For purposes of this Section 3.10, all references to the “Company” include any predecessor entity of the Company.

Section 3.11 Employee Benefits and Labor Matters.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of: (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA); (ii) all other employee benefit plans, policies, agreements or arrangements; and (iii) all payroll practices, including employment, consulting or other compensation agreements, or bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, sick leave, vacation, loans, salary continuation, health, life insurance and educational assistance plan, policies, agreements or arrangements with respect to which the Company has any obligation or liability, contingent or otherwise, for Employees (collectively, the “Company Plans”).

(b) No Company Plan is subject to Title IV of ERISA or is otherwise a Defined Benefit Plan as defined in Section 3(35) of ERISA (a “Title IV Plan”) and neither the Company nor any of its ERISA Affiliates ever sponsored, maintained or contributed to a plan subject to Title IV of ERISA or that is otherwise a Defined Benefit Plan as defined in Section 3(35) of ERISA.

(c) Neither the Company nor any of its ERISA Affiliates has or has ever had an obligation to contribute to a multiemployer plan within the meaning of Section 3(37) of ERISA.

(d) No Company Plan is or has been a Voluntary Employees’ Beneficiary Association within the meaning of Section 501(c)(9) of the Code.

(e) Correct and complete copies of the following documents with respect to each of the Company Plans have been delivered or made available to Parent by the Company to the extent applicable: (i) any plans and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto; (iii) the most recent actuarial report, if any; (iv) the most recent IRS determination letter; (v) all correspondence, rulings or opinions issued by the DOL or the IRS and all material correspondence from the Company to the DOL or the IRS other than routine reports, returns or other filings within the last three (3) years; (vi) the most recent summary plan descriptions; and (vii) written summaries of all non-written Company Plans.

(f) The Company Plans have been established and maintained in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws. Each Company Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and the regulations thereunder.

(g) The Company Plans intended to qualify under Section 401 or other tax-favored treatment under of Subchapter B of Chapter 1 of Subtitle A of the Code are so qualified, and any trusts intended to be exempt from federal income taxation under the Code are so exempt. Nothing has occurred with respect to the operation of the Company Plans that could cause the loss of such qualification or exemption, or the imposition of any liability, penalty or tax under ERISA or the Code. No event has occurred and no condition exists with respect to any Company Plan subject to the requirements of Code Section 401(a) that would subject the Company, either directly or by reason of an ERISA Affiliate of the Company, to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws. For each Company Plan with respect to which a Form 5500 has been filed, no material adverse change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof.

(h) All contributions required to have been made under any of the Company Plans or by Laws (without regard to any waivers granted under Section 412 of the Code), have been timely made.

(i) Neither the Company nor any other “disqualified person” or “party in interest,” as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively, has engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Company Plan, nor have there been any fiduciary violations under ERISA which could subject the Company (or any officer, director or Employee thereof) to any material penalty or tax under Section 502(i) of ERISA or Sections 4971 and 4975 of the Code.

(j) There are no pending actions, claims or lawsuits arising from or relating to the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could form the basis for any such claim or lawsuit. There are no filings, applications or other matters pending with respect to the Company Plans with the IRS, the DOL or any other Governmental Authority.

(k) All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken, except to the extent that such amendments or actions are not required by Laws to be made or taken until a date after the Effective Time.

(l) None of the Company Plans provides for post-employment life or health coverage for any participant or any beneficiary of a participant, except as may be required under Part 6 of the Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state law and at the expense of the participant or the participant’s beneficiary.

(m) Neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions shall result in (i) any payment becoming due to any Employee, (ii) the provision of any benefits or other rights to any Employee, (iii) the increase, acceleration or provision of any payments, benefits or other rights to any Employee, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code, or (iv) require any contributions or payments to fund any obligations under any Company Plan.

(n) Any individual who performs services for the Company (other than through a contract with an organization other than such individual) and who is not treated as an employee of the Company for federal income tax purposes by the Company is not an employee for such purposes.

(o) None of the Employees of the Company is represented in his or her capacity as an Employee of the Company by any labor organization. The Company has not recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any Employees, nor has the Company entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any Employees. There is no union organization activity involving any of the Employees of the Company pending or, to the Knowledge of the Company, threatened, nor has there ever been union representation involving any of the Employees of the Company. There is no picketing pending or, to the Knowledge of the Company, threatened, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving any of the Employees of the Company pending or, to the Knowledge of the Company, threatened. There are no complaints, charges or claims against the Company pending or, to the Knowledge of the Company, threatened that could be brought or filed with any Governmental Authority or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company, of any individual. The Company is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company.

Section 3.12 Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company is, and has been, in compliance with all applicable Environmental Laws, (b) there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company, (c) the Company has not received any notice of or entered into or assumed by Contract or operation of Laws or otherwise, any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws, and (d) no facts, circumstances or conditions exist with respect to the Company or any property currently or formerly owned, operated or leased by the Company or any property to or at which the Company transported or arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Company incurring Environmental Liabilities. No authorization, notification, recording, filing, consent, waiting period, remediation, or approval is required under any Environmental Law in order to consummate the transaction contemplated hereby.

Section 3.13 Contracts.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and correct list of each of the following to which the Company is a party or by which the Company is otherwise bound or receives the benefit thereof:

(i) Contracts concerning confidentiality (other than typical confidentiality provisions contained in Contracts entered into in the ordinary course of business) or that purport to limit, curtail or restrict the ability of the Company or any of its future Subsidiaries or Affiliates to conduct business in any geographic area or line of business or restrict the Persons with whom the Company or any of its future Subsidiaries or Affiliates may do business;

(ii) Contracts with any Employee, and any offer letters for employment with the Company outstanding, including any Contracts, agreements or arrangements providing for any commission based compensation and the details of such compensation;

(iii) Contracts with any labor union or other representative of Employees (including any collective bargaining agreement);

(iv) Contracts with any present or former officer, director or stockholder of the Company, or any Affiliate of such officer, director or stockholder, including any agreement providing for the employment of, furnishing of services by, rental of assets from or to, or otherwise requiring payments to, any such officer, director, stockholder or Affiliate, in each case, other than (A) advances or reimbursements for travel and entertainment expenses, (B) the Non-Disclosure and Assignment Agreements and (C) employee benefits generally available to Employees (including stock options);

(v) Contracts under which the Company has advanced or loaned any amount in excess of $1,000 (One Thousand Dollars) in any one instance to any of the Employees or Affiliates of the Company and which has not been repaid in full prior to the date of this Agreement;

(vi) Contracts granting any power of attorney with respect to the affairs of the Company or otherwise conferring agency or other power or authority to bind the Company;

(vii) partnership or joint venture agreements;

(viii) Contracts for the acquisition, sale or lease of material properties or material assets (by merger, purchase or sale of stock or assets or otherwise);

(ix) Contracts with, or commitments to, any Governmental Authority;

(x) loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing Indebtedness, or any Contract or instrument pursuant to which Indebtedness may be incurred or is guaranteed by the Company, or any guarantees by third parties for the Company’s benefit;

(xi) mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien on any material property or assets of the Company;

(xii) financial derivatives master agreement or confirmation, or futures account opening agreements and/or brokerage statements, evidencing financial hedging or similar trading activities;

(xiii) voting agreement or registration rights agreement;

(xiv) Contracts by the Company for consideration other than cash with a value in excess of $25,000 (Twenty-five Thousand Dollars) or receiving consideration with a value in excess of $25,000 (Twenty-five Thousand Dollars) from any Person in products or services in lieu of cash;

(xv) Contracts with any customer of the Company requiring (A) payments or reimbursements that could exceed $25,000 (Twenty-five Thousand Dollars) to such customer if certain service levels are not met or (B) that services be provided by specific individuals;

(xvi) customer, client or supply Contracts that involved consideration in calendar year 2006 in excess of $25,000 (Twenty-five Thousand Dollars) or that are reasonably likely to involve consideration in calendar year 2007 in excess of $25,000 (Twenty-five Thousand Dollars);

(xvii) Conditional sale Contracts under which the Company is either the seller or the purchaser that involve sales which are reasonably likely to exceed $25,000 (Twenty-five Thousand Dollars) in calendar year 2007;

(xviii) Contracts (other than customer, client or supply Contracts) that involve consideration (whether or not measured in cash) of greater than $25,000 (Twenty-five Thousand Dollars);

(xix) each Contract or plan, including any stock option plan, stock appreciation plan or stock purchase plan, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of any of the Transactions or the value of any of the benefits of which shall be calculated on the basis of any of the Transactions;

(xx) “standstill” or similar Contract;

(xxi) (A) lease or rental Contract, including any lease or sublease with respect to real property, (B) product design or development Contract, (C) consulting Contract, (D) indemnification Contract other than (x) indemnities against breach of the obligations contained in such Contract which were entered into in the ordinary course of business and (y) customary indemnities against infringement of Intellectual Property contained in non-exclusive licenses entered into in the ordinary course of business, (E) merchandising, sales representative or distribution Contract or (F) Contract granting a right of first refusal or right of first negotiation or similar rights;

(xxii) license, franchise, distributorship or other Contracts which relate in whole or in part to any Intellectual Property of or used by the Company, but excluding any commercial off the shelf software with a retail value of less than $5,000 (Five Thousand Dollars);

(xxiii) any Contract with any manufacturer, supplier or provider of products or services that are resold by the Company or incorporated into any Company product that is resold by the Company to any Person;

(xxiv) Contracts that prohibit the Company from advertising, promoting or otherwise displaying any names, logos, trademarks, service marks, taglines, goods, products or services of any third party on the Company’s website or in any other materials of the Company;

(xxv) any Contract providing for the development of any product, system, software, content, technology, or Intellectual Property, independently or jointly, by or for the Company, or any Contract providing for the sale of customized or otherwise non-commercially available software, technology, products or services by or to the Company;

(xxvi) any Contract to which the Company is a party providing for future performance by the Company in consideration of amounts previously paid other than (A) maintenance agreements with customers entered into in the ordinary course of business consistent with past practice, and (B) prepayments for implementation of Company products with customers that have not yet been fully performed;

(xxvii) Contracts to provide source code which constitutes any or part of the Company Intellectual Property to any third party for any product or technology;

(xxviii) Contracts granting the other party or any third party “most favored nation” status, most favored customer pricing, preferred pricing, exclusive sales, distribution, marketing or other exclusive rights;

(xxix) Contracts which contain any liquidated damage provisions exceeding $10,000 (Ten Thousand Dollars) in any one instance;

(xxx) any Contract with any distributor, reseller, original equipment manufacturer, systems integrator, sales representative, sales agency or manufacturer’s representative or otherwise, providing for the distribution or resale of any Company product;

(xxxi) any Contract with a term of more than two (2) years that is not terminable by the Company without cause upon notice of ninety (90) days or less; and

(xxxii) any commitment or agreement to enter into any of the foregoing (the Contracts and other documents required to be listed in Section 3.13(a) of the Company Disclosure Schedule, together with any and all other Contracts of such type entered into in accordance with Section 5.1, each a “Material Contract”).

(b) The Company has heretofore made available to Parent (i) correct and complete copies of each written Material Contract and (ii) summaries of each oral Material Contract, together with any and all amendments and supplements thereto and material “side letters” and similar documentation relating thereto.

(c) Each of the Material Contracts is valid, binding and in full force and effect and, assuming due execution and delivery by the other parties thereto, is enforceable in accordance with its terms by the Company, subject to the Bankruptcy and Equity Exception. No notice, approval, consent or waiver of any Person is required in order that any Material Contract continue in full force and effect following the consummation of the Transactions. The Company is not in default in any material respect under any Material Contract to which the Company is a party (collectively, the “Company Contracts”), nor does any condition exist that, with notice or lapse of time or both, would constitute a default in any material respect thereunder by the Company. To the Knowledge of the Company, no other party to any Company Contract is in default in any material respect thereunder and no condition exists that, with notice or lapse of time or both, would constitute a default in any material respect by any such other party thereunder. The Company has not received written notice of, and does not have Knowledge of, any termination or cancellation of any Material Contract, received any written notice of, and does not have Knowledge of, any past, present or future breach or default under any Material Contract; or granted to any third party any rights, adverse or otherwise, that would constitute a breach of any Material Contract.

Section 3.14 Title to Properties; Leased Real Property. The Company (a) has good, valid and marketable title to each item of material owned personal property free and clear of all Liens other than Permitted Liens, (b) has valid and enforceable leasehold interests with respect to the Leased Real Property, in each case subject to the Permitted Liens, and (c) does not own any real property, and has never owned any real property. Section 3.14 of the Company Disclosure Schedule lists all items of equipment owned or leased by the Company that have a net book value of at least $10,000 (Ten Thousand Dollars), and such equipment is in good repair and condition (subject to normal wear and tear) and is adequate for the conduct of the business of Company as currently conducted and as currently contemplated by the Company’s management to be conducted.

Section 3.15 Intellectual Property.

(a) Section 3.15 of the Company Disclosure Schedule sets forth a complete and correct list of all material Intellectual Property registrations and applications for registration owned by the Company.

(b) The Company is the sole and exclusive owner of or has a valid license to use or otherwise possess, free and clear of all Liens except Permitted Liens, all material Intellectual Property used in or necessary for the conduct of its business as currently conducted.

(c) To the Knowledge of the Company, all material Intellectual Property disclosed in Section 3.15 of the Company Disclosure Schedule is valid, enforceable, in full force and effect and has not been abandoned or canceled, and no claims are pending or have been threatened challenging the validity of the Intellectual Property disclosed in Section 3.15 of the Company Disclosure Schedule or the Company’s ownership thereof.

(d) The Company has the right to bring actions for the infringement, misappropriation or other violation of all material Intellectual Property owned by the Company.

(e) The conduct of the business and operations of the Company does not infringe or otherwise conflict in any material respect with the rights of any Person in respect of any Intellectual Property and no claim has been made, is pending, or is threatened that the business and operations of the Company violates the Intellectual Property rights of any Person; and no licensing requests or other demands or notices of any kind have been made to the Company with respect to Intellectual Property used by the Company in its business and operations.

(f) To the Knowledge of the Company, none of the material Intellectual Property owned by the Company is being infringed or otherwise violated by a third

Person, no claims, suits, arbitrations or other adversarial proceedings with respect to material Intellectual Property have been brought or threatened against any Person by the Company, and none of the Intellectual Property owned by the Company is subject to any outstanding order by or with any court, tribunal, arbitrator or other Governmental Authority (other than any outstanding office actions or similar actions made by copyright, patent or trademark authorities in the ordinary course of any copyright registration, or patent or trademark prosecution, activities of the Company).

(g) The Company has taken all actions reasonably necessary to ensure full ownership (including by assignment from employees and from other Persons performing services for the Company), protection and enforceability of all material Intellectual Property owned by the Company under any Applicable Laws (including making and maintaining in full force and effect all necessary filings, registrations and issuances, provided that the Company does not represent or warrant that it has obtained or applied for copyright or trademark registrations for all copyrights or trademarks owned by the Company).

(h) The Company taken all actions reasonably necessary to maintain the secrecy of all non-public material Intellectual Property, including trade secrets, used in the business of the Company (including requiring the execution of confidentiality agreements by Employees or any other Person to whom such Intellectual Property has been made available).

(i) The consummation of the Transactions shall not result in the loss or impairment of or payment of any additional amounts with respect to the right of the Company to own or use any material Intellectual Property.

Section 3.16 Products and Services.

(a) Parent has been furnished with complete and correct copies of the standard terms and conditions of sale for each of the products or services of the Company (containing applicable guaranty, warranty and indemnity provisions). Except as required by applicable Laws or as set forth on Section 3.16(a) of the Company Disclosure Schedule, no product manufactured, sold, resold, or delivered by, or service rendered by or on behalf of, the Company is subject to any guaranty, warranty or other indemnity, express or implied, beyond such standard terms and conditions.

(b) The Company has no liability or obligation of any nature (whether known or unknown, accrued, absolute, contingent or otherwise, and whether due or to become due), whether based on strict liability, negligence, breach of warranty (express or implied), breach of contract or otherwise, in respect of any product, component or other item manufactured, sold, designed or produced prior to the Closing by, or service rendered prior to the Closing by or on behalf of, the Company or any predecessor thereto, that (i) is not fully and adequately covered by policies of insurance or by indemnity, contribution, cost sharing or similar agreements or arrangements by or with other Persons, and (ii) is not otherwise fully and adequately reserved against as reflected in the Financial Statements.

(c) Except as set forth on Section 3.16(c) of the Company Disclosure Schedule, the Company has not entered into, or offered to enter into, any agreement, contractual commitment or other arrangement (whether written or oral) pursuant to which the Company is or shall be obligated to make any rebates, discounts, promotional allowances or similar payments or arrangements to any customer (“Rebate Obligations”). All Rebate Obligations are reflected in the Financial Statements or have been incurred after the date thereof in the ordinary course of business.

(d) The products of the Company sold prior to the Closing and returned by any purchaser of such products to the Company following the Closing shall not exceed in the aggregate, based on the sale price of such products, ten percent of the aggregate gross sales of the Company during the thirty (30) day period immediately preceding the Closing Date. Section 3.16(d) of the Company Disclosure Schedule sets forth a complete and correct list of all Contracts pursuant to which any purchaser may return any products to the Company.

Section 3.17 Insurance. Section 3.17 of the Company Disclosure Schedule sets forth a correct and complete list of all insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage provided thereunder) maintained by the Company (the “Policies”) as of the date hereof. The Policies (a) have been issued by insurers which, to the Knowledge of the Company, are reputable and financially sound, (b) provide coverage for the operations conducted by the Company of a scope and coverage consistent with customary practice in the industries in which the Company operates, and (c) are in full force and effect. The Company is not in material breach or default, and the Company has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of the Policies. No notice of cancellation or termination has been received by the Company with respect to any of the Policies. The consummation of the Transactions shall not, in and of itself, cause the revocation, cancellation or termination of any Policy.

Section 3.18 Related Party/Affiliate Transactions. Except as set forth on Section 3.18 of the Company Disclosure Schedule: (a) there are no liabilities between the Company, on the one hand, and any Related Party, on the other hand, other than ordinary course, employee- and director- related compensation liabilities; (b) no Related Party provides, or causes to be provided, any goods or services to the Company, other than employment and director services; (c) the Company does not provide or cause to be provided goods or services to any Related Party, other than goods or services of a type available to Employees of the Company generally or goods and services provided on an arms-length basis; (d) no Related Party has any interest in any property (real or personal or mixed, tangible or intangible) used by the Company in the conduct of its business; and (e) no stockholder of the Company and, to the Knowledge of the Company, no Person of the type described in clause (iii) of the definition of Related Party, is party to any Contract with the Company that is on terms other than those that would reasonably be expected to result from arms-length negotiations with an unrelated party (collectively, “Related Party Transactions”). To the Knowledge of the Company, there are no Contracts with regard to contribution or indemnification between or among any of the Stockholders.

Section 3.19 Accounts Receivable.

(a) Section 3.19(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all accounts receivable of the Company as of the date hereof, together with an aging schedule indicating a range of days elapsed since invoice.

(b) All of the accounts receivable of the Company (i) arose in the ordinary course of business, (ii) are carried at values determined in accordance with GAAP consistently applied, (iii) are not subject to any valid set-off or counterclaim, (iv) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement and (v) are fully collectible, except as reflected in the note captioned “Allowance for Doubtful Accounts” to the audited balance sheet of the Company as of December 31, 2006. No Person has any Lien on any accounts receivable of the Company other than Permitted Liens, and no written request or agreement for deduction or discount has been made with respect to any accounts receivable of the Company.

(c) No payor of any such accounts receivable is a Related Party.

Section 3.20 Customers and Suppliers. There exists no actual or, to the Knowledge of the Company, threatened termination, cancellation or limitation of, or any adverse modification or change in, the business relationship of the Company with any distribution partner, customer or supplier or any group of customers or suppliers whose purchases or inventories provided to the Company’s or any of its businesses are, in the aggregate, material to the Company, other than in the ordinary course of business. Section 3.20 of the Company Disclosure Schedule sets forth a true and correct list of the top ten (10) customers and suppliers of the Company (each, a “Top Customer and Supplier”). Since the Balance Sheet Date, no Top Customer and Supplier has (a) ceased or materially reduced its purchases from or sales or provision of services to the Company, or (b) to the Knowledge of the Company, threatened to cease or materially reduce such purchases or sales or provision of services, other than in the ordinary course of business.

Section 3.21 Disclosure Controls/Financial Controls. The Company provided to Parent a true and correct copy of any disclosure (or, if unwritten, a summary thereof) by any representative of the Company to the Company’s independent auditors relating to any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of the Company to record, process, summarize and report financial data and any material weaknesses in internal controls. The Company has no Knowledge of any fraud, whether or not material, that involves management or other Employees who have a significant role in the internal control over financial reporting of the Company.

Section 3.22 Bank Accounts. Section 3.22 of the Company Disclosure Schedule sets forth an accurate list and summary description of the name and address of every bank and other financial institution in which the Company maintains an account (whether checking, savings or otherwise), lock box or safe deposit box, and the account numbers and names of the persons having signing authority or other access thereto.

Section 3.23 Change in Ownership. To the Knowledge of the Company, the consummation of the Transactions shall not result in any Company Material Adverse Effect or in the loss of the benefits of any relationship with any customer, supplier or licensor of the Company.

Section 3.24 State Takeover Statutes. The restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL and any other “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under the laws of any other state or federal Laws in the United States are inapplicable to the Merger or any of the other Transactions.

Section 3.25 Export Control Laws. The Company is not required to obtain any export control licenses based upon the business of the Company as currently conducted and has conducted its business in accordance with the applicable provisions of applicable Laws relating to export control.

Section 3.26 Certain Business Practices. Neither the Company nor any director, officer, employee, consultant or agent acting on behalf of the Company has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (c) consummated any transaction, made any payment, entered into any Contract or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (d) made any other unlawful payment.

Section 3.27 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.28 Disclosure. No representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Schedules or any other document, certificate or instrument furnished or to be furnished on behalf of the Company to Parent and Merger Sub pursuant to this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Corporate Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the DGCL.

Section 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective Boards of Directors and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party and the consummation by them of the Transactions, other than the adoption by Parent as the sole stockholder of Merger Sub pursuant to Section 5.2(d). This Agreement and the other Transaction Agreements to which Parent or Merger Sub is a party have been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company and the other parties thereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement or the other Transaction Agreements to which it is a party by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof or thereof, shall (i) after this Agreement is adopted by Parent as sole stockholder of Merger Sub pursuant to Section 5.2(d), conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming that the consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective parents, properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions (a “Parent Material Adverse Effect”).

Section 4.3 Governmental Approvals. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.5 Availability of Funds. Parent has, and shall have available to it at the times required by this Agreement, sufficient funds to pay the Merger Consideration when due and to consummate the Transactions.

Section 4.6 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Affiliates.

ARTICLE V

Additional Covenants and Agreements

Section 5.1 Conduct of Business. Except as expressly permitted by this Agreement or as required by applicable Laws, during the period from the date of this Agreement until the Effective Time, the Company shall (a) conduct its business in the ordinary course consistent with past practice, (b) comply in all material respects with all applicable Laws and the requirements of all Material Contracts, (c) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it (including by using commercially reasonable efforts to preserve its assets and technology and relationships with customers, suppliers, manufacturers, distributors, licensors and licensees) and use commercially reasonable efforts to retain the services of its present officers and key Employees; provided, however, that the Company shall have no obligation to make any payments to such officers or key Employees in excess of ordinarily payable compensation, and (d) keep in full force and effect all material insurance policies maintained by the Company, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement or as required by applicable Law, (ii) as set forth on Section 5.1 of the Company Disclosure Schedule, or (iii) with the prior written consent of Parent, during the period from the date of this Agreement to the Effective Time, the Company shall not:

(a) (i) issue, sell, grant, dispose of, pledge or otherwise encumber any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests; provided, however, that the Company may issue shares of Company Common Stock upon the conversion of the Company Preferred Stock that are outstanding on the date of this Agreement and in accordance with the terms thereof, upon the exercise of Company Options that are outstanding on the date of this Agreement and in accordance with the terms thereof, upon the exercise of Company Warrants that are outstanding on the date of this Agreement and in accordance with the terms thereof and upon conversion of the Company Convertible Notes that are outstanding as of the date of this Agreement; (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests; provided, however, that the Company may redeem, purchase or acquire the Company Warrants in connection with the cancellation of such Company Warrants pursuant to Section 5.15; (iii) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to its stockholders in their capacity as such; (iv) split, combine, subdivide or reclassify any shares of its capital stock; (v) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Option Plan or any agreement evidencing any outstanding stock option or other right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related contract, except for any amendment, waiver or acceleration required to effect the treatment of Company Options as set forth in Section 2.3, or (vi) form any Subsidiary of the Company;

(b) incur or assume any Indebtedness or guarantee any Indebtedness or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company; provided, however, that in the event that the Effective Time does not occur prior to October 15, 2007, the Company may (i) sell accounts receivable to Amerisource Funding, Inc. pursuant to the Purchase and Sale Agreement, dated as of June 14, 2007, between the Company and Amerisource Funding, Inc. (the “Amerisource Agreement”) or (ii) obtain bridge financing on terms reasonably acceptable to Parent;

(c) sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) (other than Permitted Liens) any of its material properties or assets to any Person, except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to Material Contracts in force on the date of this Agreement, or (iii) dispositions of obsolete or worthless assets;

(d) except as provided in Section 5.5(d) of the Company Disclosure Schedule, make any capital expenditure or expenditures in excess of $10,000 (Ten Thousand Dollars) individually or in the aggregate;

(e) directly or indirectly acquire (i) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest in any Person or, (ii) except in the ordinary course of business consistent with past practice, any assets that, individually or in the aggregate, have a purchase price in excess of $10,000 (Ten Thousand Dollars);

(f) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its Employees in the ordinary course of business consistent with past practice) to, any Person;

(g) (i) other than in the ordinary course of business consistent with past practice, enter into, terminate or amend any Contract that constitutes or would, upon entry by the Company thereto, constitute a Material Contract, (ii) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any future Subsidiary or Affiliate of the Company, from engaging in any line of business or in any geographic area, (iii) enter into any Contract that would be breached by, or require the consent of any third party in order to continue such Contract in full force following, consummation of the Merger, or (iv) release any Person from, or modify or waive any provision of, any confidentiality or similar agreement;

(h) (i) without the prior written consent of Parent, which consent shall not unreasonably be withheld, conditioned or delayed, hire any employees, (ii) increase the annual level of compensation payable or to become payable by the Company to any of its directors, executive officers or employees, (iii) grant any bonus, benefit or other direct or indirect compensation to any director, executive officer or employee, (iv) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for or with any of the directors, executive officers or employees of the Company or otherwise modify or amend or terminate any such plan or arrangement, (v) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which the Company is a party or enter into any agreement involving a director, executive officer or employee of the Company, except, in each case, as required by applicable Laws from time to time in effect or by the terms of any Company Plans, or (vi) enter into any Related Party Transaction;

(i) make or change any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any material Tax claim or assessment or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(j) make any changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Laws;

(k) amend the Company Charter Documents;

(l) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than as contemplated by the Transaction Agreements;

(m) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $10,000 (Ten Thousand Dollars) in any one instance or $100,000 (One Hundred Thousand Dollars) in the aggregate other than the payment, discharge, settlement or satisfaction in accordance with their terms of claims, liabilities or obligations reflected or reserved against in the Financial Statements (or the notes thereto) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

(n) settle, compromise or initiate any litigation, proceeding or investigation; or

(o) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise to take any action which would (i) cause any of the representations or warranties of the Company set forth in this Agreement to be untrue, or (ii) impede or delay the ability of the parties to satisfy any of the conditions to the Merger set forth in this Agreement.

Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the Company’s operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent shall be required with respect to any matter set forth in this Section or elsewhere in the Agreement to the extent the requirement of such consent would violate applicable Laws.

Section 5.2 Stockholder Approval.

(a) Promptly, but in any event within one (1) Business Day following execution of this Agreement by the parties hereto, the Company shall deliver to Parent a true, correct and complete copy of the Written Consent, executed and delivered by the Consenting Stockholders evidencing the adoption of this Agreement and the approval of the Merger, including (i) the deposit of the Indemnification Escrow Amount and the Stockholders’ Representative Escrow Amount into the Escrow Fund, (ii) the right of the Indemnified Parties subject to the terms and conditions of this Agreement and the Escrow Agreement to set off the amount of any Indemnifiable Losses with respect to which the Indemnified Parties are entitled to indemnification against the Indemnification Escrow Fund in accordance with and subject to the limitations set forth herein, and (iii) the appointment of the Stockholders’ Representative as the agent and attorney-in-fact for the Stockholders, having the powers and rights to limited liability and indemnification set forth herein.

(b) In accordance with this Agreement, the DGCL, and the Company Charter Documents, the Company shall use its commercially reasonable efforts to obtain Written Consent from all of its other Stockholders who have not delivered a Written Consent in accordance with Section 5.2(a). In furtherance thereof, the Company shall promptly, but in no event later than five (5) Business Days after the date hereof, deliver to its Stockholders, other than the Consenting Stockholders, a form of the Written Consent together with notice and a description of the adoption of this Agreement and approval of the Merger and the other matters approved in the Written Consent delivered by the Consenting Stockholders. The document containing such information (the “Information Statement”), shall be prepared by the Company, shall, subject to Section 5.2(c), include the Board Recommendation and the notice required by Section 228 of the DGCL, and shall be reasonably satisfactory to the Parent. The Information Statement shall not, as of the date of mailing or the Effective Time, contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The Company shall also deliver such notices and take such other actions as are required prior to the Closing to comply with the provisions of Section 262 of the DGCL.

(c) The Board of Directors of the Company shall not withdraw, alter, modify, change or revoke (i) its recommendation to the Stockholders to vote in favor of adoption of this Agreement (the “Board Recommendation”) nor (ii) its approval of the Merger; provided, however, that the Board of Directors of the Company may change its Board Recommendation if the Board of Directors reasonably concludes in good faith, after receipt of advice from outside legal counsel, that the failure of the Board of Directors to change such Board Recommendation would result in a breach of its fiduciary obligations to the Stockholders under applicable Laws.

(d) Promptly, but in any event within one (1) Business Day following execution of this Agreement by the parties hereto, Merger Sub shall deliver to the Company a true, correct and complete copy of an action by written consent, executed and delivered by Parent evidencing the adoption of this Agreement and the approval of the Merger.

Section 5.3 No Solicitation by the Company.

(a) During the period from the date of this Agreement until the earlier of the Effective Time or the date this Agreement terminates, the Company shall not, and shall cause its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly (i) initiate, solicit, encourage or facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into discussions or negotiate with any Person in furtherance of such inquiries or with respect to an Acquisition Proposal, or (iii) enter into any Contract or any agreement in principle or arrangement relating to an Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company’s Representatives shall be deemed to be a breach of this Section 5.3 by the Company.

(b) In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall (i) promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Acquisition Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), (ii) suspend any discussions relating to any such proposals, offers, inquiries or requests and (iii) use its best efforts to obtain the return from all such Persons with whom it has had any discussions or negotiations with respect to an Acquisition Proposal or cause the destruction of all copies of confidential information previously provided to such parties by the Company or its Representatives in connection with an Acquisition Proposal.

Section 5.4 Commercially Reasonable Efforts; Consents; Further Assurances.

(a) Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as expeditiously as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any filings that Parent in its sole discretion determines to be advisable), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions.

(b) Subject to restrictions required by Laws, each of the parties shall promptly supply, and shall use commercially reasonable efforts to cause their Affiliates or owners promptly to supply, the others with any information which may be reasonably required to make any filings or applications pursuant to Section 5.4(a).

(c) In furtherance and not in limitation of the foregoing, the Company shall use its commercially reasonable efforts to (i) take all action necessary to ensure that no state takeover statute or similar Laws is or becomes applicable to any of the Transactions and (ii) if any state takeover statute or similar Laws becomes applicable to any of the Transactions, subject to applicable Laws, take all action reasonably necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Laws on the Transactions.

(d) Each of the parties hereto shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions. Without limiting the generality of the foregoing, and subject to applicable confidentiality restrictions required by Laws, each of the parties shall notify the others promptly upon the receipt of (x) any comments or questions from any officials of any Governmental Authority in connection with any filings made pursuant hereto or the Merger itself and (y) any request by any officials or any Governmental Authority for answers to any questions or the production of any documents relating to an investigation of the Merger by any Governmental Authority. In addition, each party shall provide to the other parties (or their respective advisors) upon request copies of all correspondence between such party and any Governmental Authorities relating to the Merger. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.4(d) as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Authority regarding the Merger shall include representatives of Parent and the Company. Subject to applicable Laws, the parties shall consult and cooperate with each other in connection with any analyses, appearances, presentations, memorandum, briefs, arguments, and proposals made or submitted to any Governmental Authority regarding the Merger by or on behalf of any party.

(e) At the request and direction of Parent, the Company shall use its commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Material Contracts as are required thereunder in connection with the Merger or for any such Material Contract to remain in full force and effect, all of which are required to be listed in Section 3.4 of the Company Disclosure Schedule, so as to preserve all rights of, and benefits to, the Company under such Material Contract from and after the Effective Time. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company; provided, however, it be agreed that such press release shall not be issued prior to the time that the Consenting Stockholders deliver Written Consent evidencing the Company Stockholder Approval with respect to the Merger. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Transactions without the prior consent of the other party (which consent shall not unreasonably be withheld, conditioned or delayed), except as may be required by Law (and/or in the case of Parent, by the rules of the NASDAQ Global Select Market), in each case, as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

Section 5.6 Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to all of the Company’s properties, books, Contracts, Intellectual Property commitments, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives and the Company shall furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request. Except for disclosures permitted by the terms of the Nondisclosure Agreement, dated as of July 12, 2007, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), Parent shall hold information received from the Company pursuant to this Section 5.6 in confidence in accordance with the terms of the Confidentiality Agreement.

Section 5.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt written notice to the Company, of (a) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, could reasonably be expected to cause any representation or warranty made by such party contained in this Agreement (i) that is qualified as to materiality or Material Adverse Effect to be untrue and (ii) that is not so qualified to be untrue in any material respect, and (b) any failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder in any material respect; provided, however, that neither the delivery of any notice pursuant to this Section 5.7 nor the receipt of any information or knowledge in any investigation pursuant to Section 5.6 or otherwise shall (A) cure any breach of, or non-compliance with, any other provision of this Agreement or amend or supplement the Company Disclosure Schedule or (B) limit the remedies available to the party receiving such notice (including any remedies pursuant to Article VIII).

Section 5.8 Tax Matters.

(a) The Company shall (i) prepare in the ordinary course of business and on a basis consistent with past practice (except as otherwise required by Law) and timely file all Tax Returns required to be filed by it on or before the Closing (the “Post-Signing Returns”) and (ii) deliver drafts of such Post-Signing Returns to Parent no later than ten (10) business days prior to the date on which such Post-Signing Returns are to be filed, and (iii) consider in good faith any comments or proposed changes to such Post-Signing Returns as may be provided by Parent. The Company shall timely and fully pay all Taxes (including installments of estimated Taxes) that are due on or before the Closing Date.

(b) The Company shall promptly notify Parent of any claim, suit, action, investigation, proceeding or audit (collectively the “Actions”) received by or initiated against the Company in respect of any Tax matter, including, without limitation, Tax liability and refund claims, and the Company shall not settle or compromise any material Tax matter or Action without Parent’s written consent (which consent shall not unreasonably be withheld, conditioned or delayed).

(c) All existing Tax Sharing Agreements to which the Company is a party or by which the Company is bound shall be deemed terminated at and as of the Effective Time with regard to the Company.

(d) Following the Closing, Parent shall prepare and file or shall cause to be prepared and filed all Tax Returns of the Company that are required to be filed after the Closing Date that relate to any Tax period ending on or before the Closing Date or to any Tax period which includes, but does not end on, the Closing Date. Parent shall cause each such Tax Return to be prepared in a manner consistent with the Company’s past practices and procedures, unless otherwise required by applicable Tax Law. At least ten (10) Business Days prior to the filing of any such income Tax Return, Parent shall permit the Stockholder’s Representative to review and comment on such Tax Return (or, in the case of a Tax Return that reports items of income or deduction of other entities in addition to the Company, the portion of such Tax Return that relates exclusively to the Company) and shall consider in good faith any revisions to such Tax Return as the Stockholder’s Representative shall reasonably request. At least three (3) Business Days prior to filing any other such Tax Return, Parent shall permit the Stockholder’s Representative to review and comment on such Tax Return (or, in the case of a Tax Return that reports taxable items or transactions of other entities in addition to the Company, the portion of such Tax Return that relates exclusively to the Company) and shall consider in good faith any revisions to such Tax Return as the Stockholder’s Representative shall reasonably request. Notwithstanding any other provision of this Agreement, Parent shall not file or allow to be filed any amended Tax Return of the Company if that amended Tax Return would cause the Stockholders to incur an indemnification obligation hereunder, unless such amendment is required by applicable Tax Law or is required as a result of the final conclusion of any Tax audit or examination of a Tax Return that relates to any Tax period ending on or before the Closing Date or to any Tax period which includes, but does not end on, the Closing Date.

(e) Following the Closing, Parent, Merger Sub, the Company, the Stockholders, and the Stockholders’ Representative shall, as reasonably requested by any party hereto: (i) assist any other party in preparing any Tax Returns relating to the Company which such other party is responsible for preparing and filing; (ii) cooperate fully in preparing for any Tax audit of, or dispute with Taxing Authorities regarding, and any judicial or administrative proceeding relating to, liability for Taxes, in the preparation or conduct of litigation or investigation of claims, and in connection with the preparation of financial statements or other documents to be filed with any Taxing Authority, in each case with respect to the Company; (iii) make available to the other parties hereto and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes relating to the Company (at the cost and expense of the requesting party); (iv) provide timely notice to the other parties hereto in writing of any pending or threatened Tax audits or assessments relating to the Company for taxable periods for which any such other party is responsible; and (v) furnish the other parties hereto with copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any Tax periods for which any such other party is responsible.

(f) For the avoidance of doubt, Parent recognizes that its ability to utilize loss carryforwards or other Tax attributes of the Company for income Tax purposes with respect to Tax periods ending after the Closing Date will be governed by (and may in some instances be limited by) applicable provisions of Law.

(g) On or prior to the Closing, the Company shall deliver to Parent written certification, complying with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), that the shares of the Company’s stock issued and outstanding immediately prior to the Effective Time are not United States real property interests.

(h) For purposes of this Section 5.8, all references to the Company include any predecessor entity of the Company.

Section 5.9 Non-Competition Agreements; Non-Disclosure and Assignment Agreements. The Company shall use commercially reasonable efforts, on or prior to the Closing Date, to (a) facilitate the execution and delivery to Parent by the individuals listed on Schedule 5.9(a) hereto (who have not concurrently with the execution of this Agreement already done so) of non-competition and non-solicitation agreements in the form attached hereto as Exhibit E (the “Non-Competition Agreements”) and (b) cause each other officer, employee, and consultant of the Company (including any such Person who becomes an officer, employee or consultant of the Company prior to the Closing Date) (in each case, who has not already done so) to execute and deliver to Parent an Employee Confidentiality and Non-Solicitation Agreement in the form provided by Parent. Notwithstanding the foregoing, the Company shall not be required to make any payments to any of its officers, employees or consultants in order to induce such officer, employee or consultant to execute or deliver any agreement contemplated by this Section 5.9.

Section 5.10 Resignation of Officers and Directors. The Company shall use commercially reasonable efforts to cause each officer and director of the Company to execute a resignation letter in form and substance reasonably satisfactory to Parent (the “Director and Officer Resignation Letter”), effective as of the Effective Time.

Section 5.11 Employee Matters.

(a) For a period of not less than six (6) months after the Closing Date, with respect to each employee of the Company who remains an employee of the Surviving Corporation (collectively, the “Continuing Employees”), Parent shall or shall cause the Surviving Corporation to provide the Continuing Employees with compensation and employee benefits that are either (i) substantially similar to those currently provided by the Company, or (ii) substantially similar to those provided to similarly situated employees of Parent or such Subsidiary, as applicable, in each case subject to applicable Laws and the terms and conditions of the Company Plans, Parent’s compensation and employee benefit plans and any such Subsidiary’s compensation and employee benefit plans, as applicable, as determined by Parent in its reasonable discretion. In addition, the Continuing Employees shall be eligible for participation in the PAETEC Holding Corp. 2007 Omnibus Incentive Plan in the discretion of the Compensation Committee of the Board of Directors of Parent.

(b) The Company agrees that, after written notice from Parent delivered no later than three (3) Business Days prior to the Closing Date (which may or may not be delivered in Parent’s sole discretion), the Company’s Board of Directors shall adopt resolutions terminating, effective at least two (2) days prior to the Closing Date, any Company Plan which is intended to meet the requirements of section 401(k) of the Code (each such plan, a “401(k) Plan”). If such notice is delivered by Parent, at the Closing, the Company shall provide Parent with (i) certified resolutions of the Company Board of Directors authorizing such termination and (ii) an executed copy of any necessary amendment to each such 401(k) Plan in a form reasonably satisfactory to Parent that is intended to assure compliance with all applicable requirements of the Code and the regulations thereunder.

Section 5.12 Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of the Transactions, including any payments made or anticipated to be made by Parent or Merger Sub, or the Company, as the case may be, as a brokerage or finders’ fee, agents’ commission or any similar charge and any expenses incurred by the Stockholders in connection with the Transactions (“Third Party Expenses”), shall be the obligation of the party incurring such fees and expenses; provided, however, that, if the Merger is consummated, those Third Party Expenses incurred by the Company (“Company Third Party Expenses”) in connection with the negotiation and effectuation of the Transactions shall be paid by Parent and deducted from the Base Initial Merger Consideration as provided herein to the extent that they are documented as of three (3) Business Days prior to Closing. The Company shall provide Parent with a statement of its good faith estimate of Company Third Party Expenses showing detail of both the paid and unpaid Company Third Party Expenses incurred by the Company as of the Closing Date not less than three (3) Business Days prior to the Closing Date in form reasonably satisfactory to Parent (the “Statement of Expenses”), and the Statement of Expenses shall be certified as true, complete and correct on behalf of the Company in form reasonably acceptable to Parent as of the Closing Date by the Company’s Chief Financial Officer. The Statement of Expenses shall reflect all Company Third Party Expenses incurred and expected in good faith to be incurred by the Company as a result of the negotiation and effectuation of this Agreement, the other Transaction Agreements and the Transactions (including any Company Third Party Expenses reasonably anticipated in good faith to be incurred after the Closing). Any Company Third Party Expenses incurred by the Company that are not reflected on the Statement of Expenses (“Excess Third Party Expenses”), shall be paid at Parent’s election out of the Indemnification Escrow Fund in accordance with and subject to the limitations set forth herein and any expected Company Third Party Expenses that are not actually incurred by the end of the Escrow Period shall be an Indemnifiable Loss and treated according to the provisions of Article VIII hereof.

Section 5.13 Capitalization Spreadsheet. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent and the Exchange Agent a spreadsheet (the “Capitalization Spreadsheet”) substantially in the form of Section 3.2(b) of the Company Disclosure Schedule, which spreadsheet shall be certified on behalf of the Company as true, complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date and which, in addition to the information set forth on Section 3.2(b) of the Company Disclosure Schedule, shall include, among other things, as of the Closing a list of all Stockholders and their respective addresses, the number of shares of Company Capital Stock held by such Stockholders (including the respective certificate numbers), the date of acquisition of such shares, the amount of the Initial Merger Consideration to be paid to each Stockholder, the amount of cash to be deposited into the Escrow Fund on behalf of each Stockholder, as applicable, in respect of the Indemnification Escrow Amount and in respect of the Stockholders’ Representative Escrow Amount, and such other information relevant thereto which Parent or the Exchange Agent may reasonably request. Prior to the Closing, the Company shall revise the Capitalization Spreadsheet to reflect any changes or correct any inaccuracies set forth in the Capitalization Spreadsheet provided pursuant to the first sentence of this Section 5.13.

Section 5.14 Indebtedness . Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a written statement either (a) confirming that all Indebtedness shall have been fully paid and discharged and that the Company has no further obligations or liabilities with respect to any Indebtedness, (b) in the event that the Company is unable to fully pay and discharge any Indebtedness, (i) identifying such Indebtedness that has not been fully paid and discharged and (ii) being accompanied by one or more written instruments reasonably acceptable to the Parent, in form and substance, that provide for the payment and discharge of such Indebtedness on or before the Closing Date (along with wire transfer instructions for the such payment) (collectively, the “Payoff Letters”), which statement shall be certified on behalf of the Company as true, complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date (the “Indebtedness Statement”). The Company shall take any and all action necessary to terminate any security interests arising out of the Indebtedness at or prior to the Closing. At the Closing, Parent shall pay or cause to be paid all amounts required to discharge such Indebtedness in accordance with the Payoff Letters. The aggregate amount of such payments made by the Company or Parent to pay or discharge Indebtedness after the execution of this Agreement shall be deducted from the Base Initial Merger Consideration as provided herein.

Section 5.15 Company Warrants. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a written statement confirming that (a) each outstanding Company Warrant has been converted into shares of Company Common Stock in accordance with its terms, (b) the holders of each outstanding Company Warrant have irrevocably committed in writing to terminate or exchange such Company Warrant for cash, (c) each Company Warrant has been surrendered for no value and canceled, or (d) any combination of (a) through (c) with respect to each Company Warrant, which statement shall be certified on behalf of the Company as true, complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date (the “Warrant Statement”). The aggregate amount of all payments made by the Company or Parent to the holders of the Company Warrants in connection with the conversion, cancellation, termination or exchange of the Company Warrants shall be deducted from the Base Initial Merger Consideration as provided herein.

Section 5.16 Company Working Capital. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement setting forth a good faith estimate of the Company Working Capital as of the Closing Date (the “Working Capital Statement”), which statement shall be certified on behalf of the Company as true, complete and correct by the Chief Executive Officer and Chief Financial Officer of the Company as of the Closing Date.

Section 5.17 Notices. The Company shall promptly, but in no event later than five (5) Business Days after the date hereof, deliver to (a) all holders of Company Options the notice required by Section 10.2 of the Company Option Plan, and (b) to the holders of Company Warrants any notices required pursuant to the terms thereof in connection with the Transactions.

Section 5.18 Parent Debt Arrangements. Parent and the Company shall cooperate in the preparation, execution and filing of such documents and the taking of such other actions as shall be necessary or appropriate to enable the Company, as of the Effective Time, to become a party to and guarantors of Parent’s obligations under, and (in the case of the agreements referred to in clause (a) below) to pledge its properties and assets in accordance with, (a) the Credit Agreement, dated as of February 28, 2007, as amended effective as of July 10, 2007, and the security agreements, the pledge agreement and the other agreements ancillary thereto, among Parent, as borrower, the lenders from time to time party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, CIT Lending Services Corporation, as documentation agent, and Deutsche Bank Trust Company Americas, as administrative agent, and (b) the Indenture, dated as of July 10, 2007 among Parent, the guarantors named therein and The Bank of New York, as trustee.

Section 5.19 Termination of Amerisource Agreement. On or before the Closing Date, the Company shall take all actions necessary to terminate the Amerisource Agreement and to terminate all security interests and other Liens on the Company’s assets arising out of the Amerisource Agreement. The aggregate amount of all payments made by the Company or Parent to terminate the Amerisource Agreement shall be deducted from the Base Initial Merger Consideration as provided herein.

Section 5.20 Required Financial Statements. Parent has determined that it may be required to file the following financial statements of the Company in accordance with the requirements of Regulation S-X promulgated by the SEC with respect to the transactions contemplated by this Agreement (the “Required Financial Statements”): (a) the audited balance sheet and statement of income, changes in stockholders’ equity, and cash flow as of and for the fiscal year ended December 31, 2006; and (b) the unaudited balance sheet as of September 30, 2007, and the related unaudited statements of income and cash flows for the period June 30, 2007. The Company shall use its commercially reasonable efforts to provide the Required Financial Statements, together with the audit report of the Company’s independent auditors thereon, meeting the requirements of Regulation S-X promulgated by the SEC, no later than 15 days after the Closing Date. Parent shall reimburse the Company for 100% of all reasonable fees and disbursements of the Company’s independent auditors in connection with the preparation of the Required Financial Statements incurred prior to Closing.

Section 5.21 Employee Bonus Pool. At the Closing, Parent shall distribute the Employee Bonus Pool to the Employees identified on Schedule 5.21 hereto (less applicable withholding Taxes) in accordance with the allocation set forth thereon.

ARTICLE VI

Conditions Precedent

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. Stockholders required to effect the Company Stockholder Approval shall have adopted this Agreement and approved the Merger; and

(b) No Injunctions or Restraints. No Laws, injunction (whether temporary, preliminary or permanent), judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement that are qualified as to materiality or Company Material Adverse Effect shall be true and correct and all other representations and warranties shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect;

(c) No Litigation. There shall not be any action, investigation, proceeding or litigation instituted, commenced, pending or threatened by or before any

Governmental Authority that would or that seeks or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acquisition of some or all of the shares of Company Capital Stock by Parent or Merger Sub or the consummation of the Merger or the other Transactions, (ii) impose limitations on the ability of Parent or its Affiliates effectively to exercise full rights of ownership of all shares of the Surviving Corporation, or (iii) impose damages on Parent, its Subsidiaries, or the Company as a result of the Transactions in amounts that are material in relation to the Company or the Transactions;

(d) Escrow Agreement. The Escrow Agreement shall have been executed and delivered to Parent by the Stockholders’ Representative;

(e) Non-Competition Agreements. Non-Competition Agreements shall have been executed and delivered to Parent by each person identified in Section 5.9(a) of the Company Disclosure Schedule, and each such agreement shall be in full force and effect;

(f) Resignation of Officers and Directors. Parent shall have received a duly executed Director and Officer Resignation Letter from each of the officers and directors of the Company effective as of the Effective Time;

(g) Working Capital. The Company shall have Company Working Capital as of the Closing Date in an amount no less than the Minimum Company Working Capital;

(h) Working Capital Statement. Parent shall have received on behalf of the Company the Working Capital Statement pursuant to Section 5.16, three (3) Business Days prior to the Closing Date, and the Working Capital Statement shall have been certified on behalf of the Company as true, complete and correct by the Company’s Chief Financial Officer in a form reasonably acceptable to Parent as of the Closing Date;

(i) No Material Adverse Effect. There shall not have occurred any change, event, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect since the date of this Agreement;

(j) Statement of Expenses. Parent shall have received on behalf of the Company the Statement of Expenses pursuant to Section 5.12, three (3) Business Days prior to the Closing Date, and the Statement of Expenses shall have been certified on behalf of the Company as true, complete and correct by the Company’s Chief Financial Officer in a form reasonably acceptable to Parent as of the Closing Date;

(k) Capitalization Spreadsheet. Parent and the Exchange Agent shall have received from the Company no later than three (3) Business Days prior to the Closing Date the Capitalization Spreadsheet pursuant to Section 5.13 hereof (which may be revised prior to Closing as contemplated by Section 5.13), which shall be certified on behalf of the Company as of the Closing Date as true, complete and correct by the Chief Executive Officer and the Chief Financial Officer of the Company in a form reasonably acceptable to Parent;

(l) Indebtedness. All Indebtedness of the Company shall have been fully paid and discharged in accordance with Section 5.14 hereof. Parent shall have received from the Company a duly and validly executed copy of all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Parent, that are necessary or appropriate to evidence the release of all Liens set forth in Section 6.2(l) of the Company Disclosure Schedule;

(m) Indebtedness Statement. Parent shall have received from the Company no later than three (3) Business Days prior to the Closing Date the Indebtedness Statement pursuant to Section 5.14, which shall be certified on behalf of the Company as of the Closing Date as true, complete and correct by the Chief Executive Officer and the Chief Financial Officer of the Company in a form reasonably acceptable to Parent;

(n) Company Warrants. (i) Each outstanding Company Warrant shall have been converted into shares of Company Common Stock in accordance with its terms, (ii) the holders of each outstanding Company Warrant shall have irrevocably committed in writing to terminate such Company Warrant immediately prior to the Effective Time, (iii) each outstanding Company Warrant shall have been surrendered for no value and canceled, or (iv) any combination of (i) through (iii) with respect to each outstanding Company Warrant;

(o) Warrant Statement. Parent shall have received from the Company no later than three (3) Business Days prior to the Closing Date the Warrant Statement pursuant to Section 5.15, which shall be certified on behalf of the Company as of the Closing Date as true, complete and correct by the Chief Executive Officer and the Chief Financial Officer of the Company in a form reasonably acceptable to Parent;

(p) Third Party Consents. The Company shall have procured all consents of third parties and Governmental Authorities specified in Section 3.4 of the Company Disclosure Schedule and all notices or waiting periods specified in Section 3.4 of the Company Disclosure Schedule shall have expired or been waived;

(q) Certificate of Secretary of Company. Parent shall have received a certificate, validly executed by the Secretary of the Company, certifying (i) that the attached copies of the Company Charter Documents are true, complete and correct and remain unamended as of the Closing Date, (ii) as to the valid adoption of resolutions of the Board of Directors of the Company (whereby the Transactions to which the Company is a party, including the Merger, were unanimously approved by the Board of Directors) and (iii) that the Stockholders required to effect for the Company Stockholder Approval shall have adopted this Agreement and approved the matters set forth in the Written Consent;

(r) Opinion of Counsel. Parent shall have received (i) an opinion from Foley Hoag LLP, in form and substance reasonably satisfactory to Parent, in the form of Exhibit F attached hereto, and (ii) an opinion, in form and substance reasonably satisfactory to Parent, from Boylan, Brown, Code, Vigdor & Wilson, LLP in the form of Exhibit G attached hereto;

(s) Dissenting Shares. Holders of not less than 90% of the issued and outstanding shares of Company Capital Stock shall have failed to demand or perfect appraisal rights for such shares in accordance with the DGCL prior to the Closing;

(t) Termination of Amerisource Agreement. Parent shall have received evidence reasonably satisfactory to Parent that the Amerisource Agreement shall have been terminated and all security interests and other Liens on the Company’s assets arising out of the Amerisource Agreement shall have been released pursuant to Section 5.19;

(u) Company Options. Parent shall have received evidence reasonably satisfactory to Parent that either (i) each outstanding Company Option shall have been exercised for shares of Company Common Stock, or (ii) the notice period required by Section 10.2 of the Company Option Plan shall have expired and any remaining Company Options shall have been canceled; and

(v) Releases. Parent shall have received releases in form and substance satisfactory to Parent with respect to the matters set forth on Schedule 6.2(v) hereto from each of the individuals set forth thereon.

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified as to materiality or Parent Material Adverse Effect shall be true and correct, and the representations and warranties of Parent and Merger Sub contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect;

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect; and

(c) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by Parent to the Stockholders’ Representative.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such party’s failure to use its commercially reasonable efforts (as required by and subject to Section 5.4) to consummate the Merger and the other Transactions has been the cause of, or resulted in, the failure of such condition to be satisfied.

ARTICLE VII

Termination

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Company and Parent; or

(b) by either of the Company or Parent, upon written notice to the other party:

(i) if the Merger shall not have been consummated on or before November 30, 2007 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party whose failure to perform any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before the Outside Date; or

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if such Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(c) by Parent, upon written notice to the Company:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Company set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is incapable of being cured, or is not cured, by the Company by the Outside Date; or

(ii) if any Restraint having the effect of granting or implementing any relief referred to Section 6.2(b) shall be in effect and shall have become final and nonappealable; or

(iii) if the Company Stockholder Approval is not obtained by delivery of the requisite Written Consent within one (1) Business Day following the execution of this Agreement by the parties hereto;

(d) by the Company, upon written notice to Parent, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is incapable of being cured, or is not cured, by Parent by the Outside Date.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1 written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions of Sections 3.27 (Brokers and Other Advisors), Section 5.5 (Public Announcements), Section 5.6 (Access to Information; Confidentiality), but only as it pertains to confidentiality, Section 5.12 (Expenses), Article IX and this Section 7.2, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or any of their respective directors, officers or Affiliates, except nothing shall relieve any party from liability for fraud or any breach of this Agreement prior to the termination of this Agreement.

ARTICLE VIII

Survival and Indemnification

Section 8.1 Survival. The representations and warranties of the parties contained in this Agreement or in any certificate delivered hereunder shall survive until the eighteen (18) month anniversary of the Closing Date (the date of expiration of such eighteen (18) month period, the “Survival Date”), except that the representations and warranties contained in Section 3.1(a) (Organization, Standing and Corporate Power), Section 3.1(c) (No Subsidiaries), Section 3.2(a), the first two sentences of Section 3.2(c) and Section 3.2(d) (Capitalization), the first two sentences of Section 3.3(a) (Authority), Section 3.3(c) (Voting Requirements) and Section 3.3(d)(i) (No Conflicts with Company Charter Documents) (collectively, the “Excluded Representations”) shall survive indefinitely; provided, however, that if a claim or notice with respect to recovery under the indemnification provisions hereof is given in accordance with the terms hereof with respect to any representation or warranty prior to the Survival Date, if applicable, the claim shall continue indefinitely until such claim is finally resolved pursuant to the terms of this Article VIII. Unless otherwise expressly provided in this Agreement, all of the covenants and agreements of the parties contained in this Agreement shall survive until the expiration of the applicable statute of limitations period, unless such covenant or agreement has an express termination date. Notwithstanding anything herein to the contrary, claims for fraud or willful breach on the part of any party to this Agreement shall survive until the expiration of the applicable statute of limitations period.

Section 8.2 Indemnification by the Stockholders.

(a) From and after the Effective Time, by virtue of the Merger and subject to the terms, conditions and limitations of this Article VIII, the Stockholders (referred to in this Article VIII as the “Indemnifying Parties”) shall, jointly and severally, indemnify and hold harmless the Surviving Corporation, Parent, Merger Sub and their respective directors, officers, employees, Affiliates, agents, successors and assigns

(collectively, the “Indemnified Parties”) from and against any and all Losses of such Person, directly or indirectly (such Losses, “Indemnifiable Losses”), as a result of, or based upon or arising from, (i) any breach of, or inaccuracy in, any of the representations or warranties, made by the Company in this Agreement, including in any certificate delivered by or on behalf of the Company pursuant hereto (both when made and as if such representations and warranties were made as of the Closing Date), (ii) any breach of or failure to perform on or prior to the Closing any covenants or agreements made by the Company in this Agreement that are required to be performed on or prior to the Closing, (iii) any Excess Dissenting Share Payments, (iv) any Excess Third Party Expenses, (v) any Stockholders’ Representative Expenses, (vi) any inaccuracy in the Indebtedness Statement, (vii) any inaccuracy in the Capitalization Statement, (viii) any inaccuracy in the Warrant Statement, (ix) any inaccuracy in the Working Capital Statement in the event that, after giving effect to such inaccuracy, the condition set forth in Section 6.2(h) would not have been satisfied and (x) Taxes of the Company for any taxable period or portion thereof ending on or before the Closing Date (each, a “Pre-Closing Tax Period”), and Taxes of any other Person imposed on the Company for any Pre-Closing Tax Period, whether imposed as a result of Treasury Regulation Section 1.1502-6 or any provision of any foreign, state or local Tax Law having similar effect, as transferee, successor, by contract or otherwise, and (xi) the matters set forth on Schedule 8.2(a)(xi) hereto (together, the “Indemnifiable Matters”).

(b) No Indemnifying Party shall have any obligation for Indemnifiable Losses as a result of, or based upon or arising from any breach of, or inaccuracy in, any of the representations or warranties contained in Section 3.10 (“Indemnifiable Tax Losses”) unless the aggregate amount of all such Indemnifiable Tax Losses exceeds the Tax Set-Off Amount. “Tax Set-Off Amount” shall mean the actual amount of any refund or credit received by the Company in cash within eighteen (18) months after the Closing Date for Taxes with respect to a Tax period that ends on or before the Closing Date; provided, however, that if the Company Working Capital at Closing does not exceed $1,787,000 then the Tax Set-Off Amount shall be reduced dollar for dollar by the amount by which the Company Working Capital at Closing is less than $1,787,000; provided, further, that if such calculation produces a number that is less than zero, then the Tax Set-Off Amount shall be zero.

(c) For purposes of clause (x) of Section 8.2(a), in the case of Taxes that are payable with respect to a taxable period that begins on or before the Closing Date and ends after the Closing Date, the portion of such Taxes allocable to the portion of such taxable period ending on the Closing Date shall be (i) in the case of property Taxes, ad valorem Taxes or other Taxes based on the value of property, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire period and (ii) in the case of any other Taxes, based on a closing of the books of the Company as of the close of business on the Closing Date.

Section 8.3 Claims for Indemnification; Resolution of Conflicts.

(a) Direct Claims for Indemnification. An Indemnified Party may seek recovery of Indemnifiable Losses pursuant to this Article VIII by delivering to the Stockholders’ Representative a Claim Notice in respect of such claim. To be valid pursuant to this Section 8.3(a), a Claim Notice relating to an Indemnifiable Loss under clause (i) of Section 8.2(a) must be delivered to the Stockholders’ Representative prior to the applicable Survival Date, if any; provided, however, that any claims by Indemnified Parties with respect to any such Indemnifiable Loss made prior to the applicable Survival Date shall continue indefinitely until such claim is resolved pursuant to the terms of Article VIII. The date of such delivery of a Claim Notice is referred to herein as the “Claim Date” of such Claim Notice (and the claims for indemnification contained therein). For purposes hereof, “Claim Notice” shall mean a notice of an Indemnified Party: (i) stating that an Indemnified Party has paid, sustained, incurred, or accrued, or reasonably anticipates that it shall have to pay, sustain, incur or accrue Indemnifiable Losses and (ii) specifying in reasonable detail the individual items of Indemnifiable Losses included in the amount so stated, the facts and circumstances giving rise to the Indemnifiable Losses, the date each such item was paid, sustained, incurred, or accrued, or the basis for such anticipated liability, and the nature of the Indemnifiable Matter to which such item is related. The Stockholders’ Representative may object to a claim for indemnification set forth in a Claim Notice by delivering to the Indemnified Party seeking indemnification (and, in the case of a claim against the Indemnification Escrow Fund, to the Escrow Agent) within thirty (30) days after the delivery by an Indemnified Party of a Claim Notice (such date, the “Objection Deadline”), a written statement of objection to the claim made in the Claim Notice (an “Objection Notice”), which Objection Notice, in order to be effective, shall set forth in reasonable detail the nature of the objections to the claims in respect of which the objection is made. If the Stockholders’ Representative does not object in writing by the Objection Deadline, such failure to so object shall be an irrevocable acknowledgment by the Stockholders’ Representative and the Indemnifying Parties that the Indemnified Party is entitled to the full amount of the claims for Indemnifiable Losses set forth in such Claim Notice (and such entitlement shall be conclusively and irrefutably established), and the Stockholders’ Representative shall take all necessary actions under this Agreement and the Escrow Agreement to effect payment (or set-off) in respect thereof.

(b) Resolution of Conflicts.

(i) If the Stockholders’ Representative timely delivers an Objection Notice in accordance with Section 8.3(a), the Stockholders’ Representative and the Indemnified Party shall attempt in good faith for thirty (30) days to resolve such dispute. If the Stockholders’ Representative and the Indemnified Party reach an agreement with respect to such dispute, a memorandum setting forth such agreement shall be prepared and signed by both parties (a “Settlement Memorandum”) and, in the case of a claim against the Indemnification Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such Settlement Memorandum and make distributions from the Indemnification Escrow Fund in accordance with the terms thereof.

(ii) If the Stockholders’ Representative and the Indemnified Party are unable to reach an agreement with respect to such dispute after good faith negotiation during the aforementioned thirty (30) day period following delivery of an Objection Notice with respect to such claim, any party to such dispute may institute Legal Proceedings with respect to the matter unless the amount of the Indemnifiable Loss that is at issue is the subject of a pending litigation with a third party, in which event such Legal Proceedings shall not be commenced until such amount is ascertained, or both parties otherwise agree. Any final and nonappealable decision, judgment or award rendered by a Governmental Authority of competent jurisdiction, or any consummation of arbitration, as to the validity and amount of any claim in such Claim Notice shall be final, binding, and conclusive upon the parties to this Agreement and any other Indemnifying Parties and Indemnified Parties. If reasonably possible, such final decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the decision, judgment or award awarded by such Governmental Authority or arbitrator(s) (a “Written Decision”), and the Escrow Agent shall be entitled to rely on, and make distributions from the Indemnification Escrow Fund in accordance with, the terms of such Written Decision. Within ten (10) days of any such decision, the Stockholders’ Representative shall take all necessary actions under this Agreement and the Indemnification Escrow Agreement to effect payment in respect thereof.

(c) Third-Party Claims. In the event that Legal Proceedings shall be instituted, or that any claim shall be asserted, by any Person not party to this Agreement in respect of an Indemnifiable Matter (a “Third Party Claim”), an Indemnified Party shall promptly notify the Stockholders’ Representative of any such claim to which it has knowledge; provided, however, that no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Parties of any indemnification obligations, except to the extent that such Indemnifying Party shall have demonstrated that it has been actually prejudiced as a result of such failure. Upon written notice to the Indemnified Party given within ten (10) days after the notice of the Third Party Claim, the Stockholders’ Representative shall be entitled on behalf of the Indemnifying Parties, at their sole cost and expense, to assume and control defense of such Third Party Claim, with counsel approved by the Indemnified Party, such approval not to be unreasonably withheld, conditioned, or delayed, if (i) the Stockholders’ Representative acknowledges to the Indemnified Party in writing of the Indemnifying Parties’ obligations to indemnify the Indemnified Party pursuant to this Article VIII with respect to all elements of such claim, (ii) there does not exist, in the good faith judgment of the Indemnified Party, an actual conflict of interest between the interests of the Indemnified Party and the interests of any Indemnifying Parties, (iii) the third party seeks monetary damages only, (iv) an adverse resolution of the Third Party Claim would not, in the good faith judgment of the Indemnified Party, have an adverse effect on (A) the goodwill or the reputation of the Indemnified Party of any of the Affiliates of such Indemnified Party or (B) the future conduct of any of the business of the Indemnified Party or any of the Affiliates of such Indemnified Party and (v) the maximum monetary liability under such Third Party Claim, as determined in good faith by the Indemnified Party, is less than or equal to two times the then-remaining amount of the Indemnification Escrow Fund, after taking into account the amount of all other claims for which the Indemnifying Parties may be or may reasonably be expected to be claimed to be liable.

If the Stockholders’ Representative so assumes the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in (but not control) such defense, with its own counsel and at its own expense (except that the Indemnifying Party will be responsible for the actual fees and expenses of separate co-counsel to the extent there is an actual conflict between the interests of the Indemnified Party and any of the Indemnifying Parties). In addition, if the Stockholders’ Representative so assumes the defense of a Third Party Claim, he or she shall diligently take all steps necessary in the defense or settlement thereof. The Stockholders’ Representative shall not, without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, consent to any settlement or to the entry of any judgment with respect to any Third Party Claim unless such settlement or entry of judgment (i) includes only the payment of monetary damages (which are fully paid by the Indemnifying Party), (ii) does not impose any injunctive or equitable relief upon the Indemnified Party, (iii) does not require any admission or acknowledgement of liability or fault of the Indemnified Party, and (iv) includes a complete and unconditional release of the Indemnified Party from all liability with respect to such Third Party Claim. In addition, the Stockholders’ Representative may not admit any liability of any Indemnified Party or waive any Indemnified Party’s rights without the prior written consent of the Indemnified Party. If a Third Party Claim results in a judgment or settlement, the Indemnifying Parties shall promptly pay such judgment or settlement.

If the Stockholders’ Representative (i) fails to (or is not permitted under the terms hereof to) assume the defense of a Third Party Claim, or (ii) in the good faith judgment of the Indemnified Party, fails to diligently prosecute such defense, then the Indemnified Party may defend against the Third Party Claim, at the Indemnifying Parties’ sole cost, risk and expense, in such manner as the Indemnified Party may deem appropriate, including, without limitation, settling the Third Party Claim on such terms as the Indemnified Party may deem appropriate; provided, however, that the Stockholders’ Representative will be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense; provided, further, the Indemnified Party shall not, without the prior written consent of the Stockholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed, enter into any such settlement. The Indemnified Party and the Stockholders’ Representative agree to make reasonably available to each other, their counsel and other representatives, all information and documents available to them which relate to such Third Party Claim, subject to attorney-client privilege. The Indemnified Party and the Stockholders’ Representative also agree to render to each other such reasonable assistance and cooperation as may reasonably be required to ensure the proper and adequate defense of such Third Party Claim, and the Indemnified Party and the Stockholders’ Representative shall promptly notify the other party in writing of any and all significant developments relating to any such Third Party Claims. The costs incurred by the Stockholders’ Representative pursuant to defending or participating in the defense of any Third Party Claims shall constitute Stockholders’ Representative Expenses.

(d) Satisfaction of Claims. Except to the extent that the Indemnifiable Losses resulted from breaches of the Excluded Representations, from Excess Dissenting Share Payments, from any Excess Third Party Expenses or from fraud or willful breach, recovery by an Indemnified Party for Indemnifiable Losses pursuant to this Agreement shall be satisfied from the Indemnification Escrow Fund in accordance with, and subject to the limitations of Section 8.3(h). Notwithstanding the immediately preceding sentence, Indemnifiable Losses resulting from breaches of the Excluded Representations, from Excess Dissenting Share Payments, from any Excess Third Party Expenses or from fraud or willful breach, shall be satisfied first from the Indemnification Escrow Fund in accordance with, and subject to the limitations of Section 8.3(h); provided, however, that in the event that the Indemnification Escrow Fund is not sufficient to satisfy the Indemnifiable Losses resulting from breaches of the Excluded Representations, from Excess Dissenting Share Payments, from any Excess Third Party Expenses or from fraud or willful breach, such Indemnifiable Losses may be satisfied in any manner available to an Indemnified Party at law or in equity, including claims directly against any Stockholder; provided, further, that the liability of the Stockholders in excess of the Indemnification Escrow Fund shall be several but not joint with respect to such Stockholders; provided, further, that any liability in excess of the Indemnification Escrow Fund with respect to a breach of the representations and warranties regarding the ownership of Company Capital Stock by a Stockholder shall be recoverable only against such Stockholder or its successors or assigns.

(e) Materiality Determination. For the purpose of determining the amount of the Indemnifiable Loss resulting from, a breach or inaccuracy of a representation or warranty of the Company for purposes of this Article VIII, any “materiality” or “Material Adverse Effect” qualifiers or words of similar import contained in such representation or warranty shall in each case be disregarded and without effect (as if such standard or qualification were deleted from such representation or warranty).

(f) Claims Unaffected by Investigation. The right of an Indemnified Party to indemnification or to assert or recover on any claim shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy of or compliance with, any of the representations, warranties, covenants, or agreements set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants, and obligations.

(g) Surviving Corporation. The parties acknowledge and agree that, if the Surviving Corporation suffers, incurs or otherwise becomes subject to any Indemnifiable Losses as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or agreement, then (without limiting any of the rights of the Surviving Corporation as an Indemnified Party) Parent shall also be deemed, by virtue of its ownership of the capital stock of the Surviving Corporation, to have incurred Indemnifiable Losses as a result of and in connection with such inaccuracy or breach.

(h) Exclusive Remedy. Except with respect to any claim based upon breaches of Excluded Representations, Excess Dissenting Share Payments, Excess Third Party Expenses or upon fraud or willful breach, for which there shall be no limitations imposed by this Agreement, following the Closing Date, the sole and exclusive remedy for any Indemnifiable Loss under Section 8.2(a) paid, incurred, sustained or accrued by the Indemnified Parties, or any of them, shall be recovery from the Indemnification Escrow Fund in accordance with this Article VIII and the Escrow Agreement.

Section 8.4 Stockholders’ Representative.

(a) Appointment. By virtue of the Merger and the adoption of this Agreement, each of the Stockholders irrevocably nominates, constitutes and appoints Advantage Capital Partners New York I, LP as its agent and true and lawful attorney-in-fact (the “Stockholders’ Representative”), with full power of substitution, to act in the name, place and stead of the Stockholders for purposes of executing any documents and taking any actions that the Stockholders’ Representative may, in his or her sole discretion, determine to be necessary, desirable or appropriate in connection with any claim for indemnification, compensation or reimbursement under this Article VIII or under the Escrow Agreement. Advantage Capital Partners I, LP hereby accepts his or her appointment as Stockholders’ Representative.

(b) Authority. The Stockholders grant to the Stockholders’ Representative full authority to execute, deliver, acknowledge, certify and file on behalf of each such Stockholder (in the name of any or all of the Stockholders or otherwise) any and all documents that the Stockholders’ Representative may, in his or her sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Stockholders’ Representative may, in his or her sole discretion, determine to be appropriate, in performing his or her duties as contemplated by this Section 8.4. Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the Transactions: (i) each Indemnified Party shall be entitled to deal exclusively with the Stockholders’ Representative on all matters relating to any claim for indemnification, compensation, reimbursement pursuant to the Escrow Agreement; and (ii) Parent, each Indemnified Party, the Escrow Agent and each Stockholder shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Stockholder by the Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of any Stockholder by the Stockholders’ Representative, as fully binding upon such Stockholder. A decision, act, consent or instruction of the Stockholders’ Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 9.2 and Section 9.4, shall constitute a decision of the Stockholders and shall be final, binding and conclusive upon the Stockholders; and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of the Stockholders. The Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Representative.

(c) Power of Attorney. The Stockholders recognize and intend that the power of attorney granted in Section 8.4(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Stockholders’ Representative; and (iii) shall survive the death or incapacity of each of the Stockholders.

(d) Replacement. If the Stockholders’ Representative shall resign, dissolve, liquidate (or resign, die or become disabled if the Stockholders’ Representative is an individual) or otherwise be unable to fulfill such Stockholders’ Representative’s responsibilities hereunder, the Stockholders shall (by consent of those Persons entitled to at least a majority of the Indemnification Escrow Fund), within ten (10) days after such resignation, dissolution, liquidation (or death or disability if the Stockholders’ Representative is an individual) or inability, appoint a successor to the Stockholders’ Representative (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed such former Stockholders’ Representative as Stockholders’ Representative hereunder. If for any reason there is no Stockholders’ Representative at any time, all references herein to the Stockholders’ Representative shall be deemed to refer to the Stockholders.

(e) Indemnification; Stockholders’ Representative Expenses. The Stockholders’ Representative shall not be liable for any action taken or omitted to be taken by him or her as Stockholders’ Representative except in the case of willful misconduct or gross negligence. The Stockholders, on whose behalf the Stockholders’ Representative Escrow Amount was contributed to the Stockholders’ Representative Escrow Fund, shall jointly and severally indemnify the Stockholders’ Representative and hold the Stockholders’ Representative harmless from and against any loss, liability or expense of any nature incurred by such Stockholders’ Representative arising out of or in connection with the administration of its duties as Stockholders’ Representative, including reasonable legal fees and other costs and expenses of defending or preparing to defend against any claim or liability in the premises, unless such loss, liability or expense shall be caused by such Stockholders’ Representative’s willful misconduct or gross negligence (“Stockholders’ Representative Expenses”).

(f) Stockholders’ Representative Escrow. The Stockholders’ Representative Escrow Amount shall be available as a fund for the Stockholders’ Representative Expenses. In the event that the Stockholders’ Representative Escrow Amount shall be insufficient to satisfy the expenses of the Stockholders’ Representative, following the termination of the Escrow Period and the resolution of all pending claims made by the Indemnified Parties for Losses, the Stockholders’ Representative shall have the right to recover the Stockholders’ Representative Expenses from any remaining portion of the Indemnification Escrow Fund prior to any distribution to the Stockholders and prior to any such distribution, shall deliver to the Escrow Agent a certificate setting forth the Stockholders’ Representative Expenses actually incurred. Upon receipt of such certificate, the Escrow Agent shall pay such Stockholders’ Representative Expenses to the Stockholders’ Representative. Notwithstanding the foregoing, the Stockholders’ Representative’s right to recover Stockholders’ Representative Expenses shall not prejudice Parent’s right to recover the full amount of Indemnifiable Losses that Parent is entitled to recover from the Indemnification Escrow Fund.

ARTICLE IX

Miscellaneous

Section 9.1 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References to a Person are also to its permitted successors and assigns.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.2 Amendment or Supplement. Subject to compliance with applicable Laws, this Agreement may be amended by the parties at any time before or after the Company Stockholder Approval; provided, however, that after the occurrence of the Company Stockholder Approval there may not be, without further approval of the Stockholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Company Capital Stock hereunder, or which by applicable Laws otherwise expressly requires the further approval of the Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof. For purposes of this Section 9.2, the Stockholders agree that any amendment of this Agreement as to which the Stockholders’ Representative has given his written consent shall be binding upon and effective against the Stockholders whether or not they have signed such amendment.

Section 9.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Laws or otherwise, by any of the parties without the prior written consent of the other parties, except that Parent or Merger Sub may assign, in their sole discretion, any or all of their rights, interests and obligations under this Agreement to any Affiliate of Parent, but no such assignment shall relieve Parent or Merger Sub of any of their obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 9.3 shall be null and void.

Section 9.4 Extension of Time, Waiver. At any time prior to the Effective Time, any party may, subject to applicable Laws, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Merger Sub or the Stockholders’ Representative in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 9.4, the Stockholders agree that any extension or waiver signed by the Stockholders’ Representative shall be binding upon and effective against all Stockholders whether or not they have signed such extension or waiver.

Section 9.5 Governing Law; Jurisdiction.

(a) This Agreement and any disputes arising out of or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware and in the absence of jurisdiction of such court with respect to the applicable matter, any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and in the absence of jurisdiction of such court with respect to the applicable matter, a federal court sitting in the State of Delaware or a Delaware state court.

Section 9.6 Waiver of Jury Trial. EACH OF PARENT, MERGER SUB, THE COMPANY AND THE STOCKHOLDERS’ REPRESENTATIVE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB, THE COMPANY OR THE STOCKHOLDERS’ REPRESENTATIVE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.8 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, or by facsimile (which facsimile is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, NY 14450

Attention: General Counsel

Facsimile: (585) 340-2563

with a copy (which shall not constitute notice) to:

Hogan & Hartson LLP

555 Thirteenth Street, N.W.

Washington, DC 20004

Attention: John B. Beckman

Facsimile: (202) 637-5910

If to the Company, to:

Allworx Corp.

300 Main Street, Suite 11

East Rochester, NY 14445

Attention: President

Facsimile: (585) 421-3853

with a copy (which shall not constitute notice) to:

Foley Hoag LLP

1000 Winter Street

Waltham, MA 02450

Attention: David Broadwin

Facsimile: (617) 832-7000

If to the Stockholders’ Representative, to:

Advantage Capital New York Partners I, LP

c/o Advantage Capital NY GP I, L.L.C.

5 Warren Street, Suite 204

Glenn Falls, NY 12801

Attention: Scott Murphy, Vice President

Facsimile: (518) 743-1787

with a copy (which shall not constitute notice) to:

Nixon Peabody LLP

Omni Plaza

30 South Pearl Street

Albany, NY 12207

Attention: Todd Tidgewell

Facsimile: (518) 427-2666

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed delivered on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been delivered until the next succeeding Business Day in the place of receipt.

Section 9.9 Continuing Counsel. The parties hereto each hereby acknowledges that Foley Hoag LLP and Boylan, Brown, Code, Vigdor & Wilson, LLP (together with Foley Hoag LLP, “Company Counsel”) have acted as counsel to the Company and the Stockholders from time to time prior to the transactions contemplated herein as well as with respect to the transactions contemplated herein. The following provisions apply to the attorney-client relationship between (a) the Company and Company Counsel prior to Closing and (b) the Stockholders (and any subset of them) and Company Counsel following Closing. Each of the parties hereto agrees that (i) it shall not seek to disqualify Company Counsel from acting and continuing to act as counsel to any of the Stockholders or the Stockholders’ Representative either in the event of a dispute hereunder or in the course of the defense or prosecution of any claim relating to the transactions contemplated herein and (ii) the Stockholders have a reasonable expectation of privacy with respect to their communications (including any e-mail communications using the Company’s e-mail system) with Company Counsel prior to the Closing to the extent that such communications concern the transactions contemplated herein. For the avoidance of doubt, communications between Company Counsel and the Company or any director, officer, employee or agent of the Company concerning the transactions contemplated herein shall for the purposes of this Section 9.9 be deemed to be communications between Company Counsel and the Stockholders. Upon the request and direction of the Company following the Closing, Company Counsel shall promptly transfer their legal files for the Company matters to successor counsel or the Company, excepting only pre-closing files that concern the transactions contemplated in this Agreement or any Transaction Agreement.

Section 9.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 9.11 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Exhibits hereto, the Company Disclosure Schedule, the Confidentiality Agreement, and the other Transaction Agreements (i) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof (including the Letter Agreement dated August 31, 2007, between Parent and the Company) and (ii) are not intended to and shall not confer upon any Person other than the parties hereto or to such agreements any rights or remedies hereunder.

Section 9.12 Counterparts. This Agreement may be executed by facsimile in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.13 Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acquisition Proposal” shall mean any proposal or offer from any Person or “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934), other than Parent and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of all or a material part of the business, assets or properties of the Company, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of any equity securities of the Company, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning any equity securities of the Company or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; in each case, other than the Transactions.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Base Initial Merger Consideration” shall mean the Closing Purchase Price, less (i) the Indemnification Escrow Amount, less (ii) the Stockholders’ Representative Escrow

Amount, less (iii) any amounts paid by the Company or Parent to discharge Indebtedness pursuant to Section 5.14, less (iv) any amounts paid by the Company or Parent to the holders of Company Warrants in connection with the conversion, cancellation, termination or exchange of the Company Warrants contemplated by Section 2.3(b), less (v) any amounts paid by the Company or Parent in connection with the termination of the Amerisource Agreement (including all amounts paid to repurchase accounts receivable previously sold by the Company to Amerisource Funding, Inc. thereunder) pursuant to Section 5.19, less (vi) the Company Third Party Expenses, less (vii) the Employee Bonus Pool.

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Laws to be closed.

“Closing Purchase Price” shall mean $25,000,000 (Twenty-five Million Dollars).

“Code” means Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Common Per Share Initial Merger Consideration” shall mean the result of dividing (i) the Common Stock Initial Merger Consideration by (ii)(A) the number of shares of Company Common Stock plus (B) the number of shares of Company Series A Preferred Stock, in each case, issued and outstanding immediately prior to the Effective Time.

“Common Stock Initial Merger Consideration” shall mean the Base Initial Merger Consideration, less (i) the aggregate Series A Liquidation Amounts, less (ii) the aggregate Series 1 Liquidation Amounts; provided, however, that if such amount is less than zero, the Common Stock Initial Merger Consideration shall be zero.

“Company Capital Stock” shall mean the outstanding shares of Company Common Stock and Company Preferred Stock.

“Company Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

“Company Common Stockholders” shall mean the holders of Company Common Stock as of immediately prior to the Effective Time.

“Company Convertible Notes” shall mean any bonds, debentures, notes or other evidences of indebtedness having, or exercisable, convertible or exchangeable for or into any Company securities.

“Company Intellectual Property” shall mean all Intellectual Property used in or necessary for the conduct of the business of the Company as currently conducted or proposed to be conducted, or owned or held for use by the Company, or that are incorporated in, form a part of, or are used to provide any product or service of the Company.

“Company Option” shall mean all options granted pursuant to the Company Option Plan, and any other options or other rights (including commitments to grant options or other rights) to purchase or otherwise acquire Company Capital Stock.

“Company Option Plan” shall mean the Inscitek Microsystems, Inc. 2001 Stock Option Plan.

“Company Preferred Stock” shall mean the Company Series 1 Preferred Stock and the Company Series A Preferred Stock.

“Company Series 1 Preferred Stock” shall mean the Series 1 Convertible Preferred Stock, par value $0.001 per share, of the Company.

“Company Series A Preferred Stock” shall mean the Series A Convertible Preferred Stock, par value $0.001 per share, of the Company.

“Company Series A Stockholders” shall mean the holders of Company Series A Preferred Stock as of immediately prior to the Effective Time.

“Company Series 1 Stockholders” shall mean the holders of Company Series 1 Preferred Stock immediately prior to the Effective Time.

“Company Warrants” shall mean all outstanding warrants to purchase Company Capital Stock.

“Company Working Capital” shall mean, with respect to the Company, (i) current assets reduced by (ii) current liabilities, in each case as determined in accordance with GAAP, applied on a basis consistent with that properly employed by the Company in the preparation of the Financial Statements.

“Contract” shall mean any (whether written or oral, express or implied) contract, loan or credit agreement, debenture, note, guaranty, bond, mortgage, indenture, deed of trust, license, lease or other agreement, arrangement, instrument or obligation.

“DOL” shall mean the United States Department of Labor.

“Employee” shall mean any current or former employee, consultant, independent contractor or director of the Company or any ERISA Affiliate of the Company.

“Employee Bonus Pool” shall mean $1,330,000 (One Million Three Hundred Thirty Thousand Dollars).

“Environmental Laws” shall mean all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.) and the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Liabilities” shall mean, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred, based upon, related to, or arising under or pursuant to any Environmental Law, or which relates to any environmental, health or safety condition.

“ERISA” shall mean the Employee Retirement Income Security Act of 1972, as amended.

“ERISA Affiliate” of any entity shall mean any other entity (whether or not incorporated) that, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Escrow Period” shall have the meaning set forth in the Escrow Agreement attached hereto as Exhibit D.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any federal, state or local, domestic, foreign or multinational government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality.

“Hazardous Materials” shall mean any material, substance of waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law and, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, methyl-tertiary-butyl ether, urea formaldehyde insulation, chlorofluorocarbons, and all other ozone-depleting substances.

“Indebtedness” shall mean, at any time without duplication, (i) all indebtedness of the Company for borrowed money, (ii) all obligations of the Company for the deferred purchase price of property or services whether or not delivered or accepted, i.e., take-or-pay and similar obligations (other than trade payables, accounts payable, contract termination fees, accrued expenses and deferred Tax and other credits incurred in the ordinary course of the Company’s business), (iii) all obligations of the Company evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of the Company created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (v) all obligations of the Company as lessee under leases that are or should be capitalized in accordance with GAAP, (vi) the maximum amount available to be drawn or paid under all letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations issued for the account of the Company and all unpaid drawings and unreimbursed payments in respect of such letters of credit, bankers’ acceptances, bank guaranties, surety and appeal bonds and similar obligations, (vii) all obligations of the Company in respect of interest rate or currency hedging agreements, (viii) all obligations of the Company to guarantee any debt, leases, dividends or other payment obligations, (ix) all off-balance sheet liabilities (other than operating leases) and (x) all indebtedness and other payment obligations referred to in clauses (i) through (ix) above of another Person secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by the Company, even though the Company has not assumed or become liable for the payment of such indebtedness or other payment obligations; provided, however, that for the avoidance of doubt, “Indebtedness” shall include all obligations of the Company pursuant to the Company Convertible Notes and the Preference Participation Certificates.

“Indemnification Escrow Amount” shall mean $5,000,000 (Five Million Dollars).

“Initial Merger Consideration” shall mean the aggregate amount payable to the Stockholders as of the Effective Time pursuant to Section 2.1(c).

“Intellectual Property” shall mean (i) trademarks, service marks, trade names, brand names, certification marks, designs, logos and slogans, commercial symbols, business name registrations, domain names, trade dress and other indications of origin and general intangibles of like nature, the goodwill associated with the foregoing and registrations in any domestic or foreign jurisdiction of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not and whether or not reduced to practice, in any domestic or foreign jurisdiction; (iii) patents, applications for patents (including divisions, continuations, continuations-in-part, provisionals, continued prosecution applications, substitutions, reissues, reexaminations and renewal applications), and any renewals, extensions, supplementary protection certificates or reissues thereof, in any such jurisdiction; (iv) research and development data, formulae, know-how, proprietary processes, algorithms, models and methodologies, technical information, designs, procedures, trade secrets and confidential information and rights in any domestic or foreign jurisdiction to limit the use or disclosure thereof by any Person; (v) writings and other works of authorship of any type (including the content contained on any web site), whether copyrightable or not, in any such jurisdiction; (vi) computer software (whether in source code or object code form), databases, compilations and data; and (vii) registrations or applications for registration of copyrights in any domestic or foreign jurisdiction, and any renewals or extensions thereof; and (viii) any similar intellectual property or proprietary rights.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean, with respect to the Company, the knowledge of any of the following Persons: George E. Daddis, Jr., Christopher Hasenauer, Tom Grinde and Jeffrey R. Szczepanski. Any of such listed Persons shall be deemed to have knowledge of a particular fact, circumstance or matter if: (i) such Person has actual knowledge thereof; or (ii) such knowledge would reasonably be expected to be obtained by such Person upon such reasonable inquiry that would reasonably be expected to be made by an individual who has the duties and responsibilities of such Person in the customary performance of such Person’s duties and responsibilities.

“Laws” shall mean all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities.

“Leased Real Property” shall mean all real property occupied or used pursuant to all leases, subleases, licenses and occupancy agreements.

“Liens” shall mean all liens, pledges, charges, mortgages, encumbrances, restrictions, licenses, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same).

“Loss” means any action, cost, damage, disbursement, expense, liability, loss, injury, deficiency, penalty, diminution in value, settlement or obligation of any kind or nature, including interest, penalties, fines, legal, accounting, and other professional fees and expenses incurred in the investigation, collection, prosecution, determination and defense of such Losses payable to third parties that may be imposed on or otherwise incurred or suffered by the specified Person.

“Material Adverse Effect” shall mean, with respect to any party, any material adverse effect on, or change, event, occurrence or state of facts materially adverse to, (i) the business, properties, assets, liabilities (contingent or otherwise), results of operations, or condition (financial or otherwise) of such party and its Subsidiaries taken as a whole; provided, however, that Material Adverse Effect shall not include any effect, change, event, occurrence or state of facts: (A) that generally affects the industry in which such party operates so long as such party and its Subsidiaries as a whole are not disproportionately affected thereby relative to other companies in such industry, (B) that results from general economic conditions in any state or country where such party’s business is conducted so long as such party and its Subsidiaries as a whole are not disproportionately affected relative to other companies therein and (C) that results from any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof so long as such party and its Subsidiaries as a whole are not disproportionately affected relative to other company’s in such party’s industry; or (ii) such party’s ability to, in a timely manner, perform its obligations under this Agreement, any other Transaction Agreement to which it is a party, or to consummate the Transactions, including the Merger.

“Merger Consideration” shall mean the Initial Merger Consideration plus the contingent right to receive if, when and to the extent payable, the Released Escrow Amount.

“Minimum Company Working Capital” means $2,500,000 (Two Million Five Hundred Thousand Dollars).

“Permits” shall mean permits, licenses, franchises, certificates, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of the Company’s business as presently conducted or as currently proposed by the Company’s management to be conducted.

“Permitted Liens” shall mean (i) mechanics’, carriers’, workers’ or repairmen’s liens arising in the ordinary course of business and securing payments or obligations that are not delinquent or which are being contested in good faith by appropriate proceedings, (ii) statutory landlord’s Liens and Liens granted to landlords under any leases, (iii) Liens for Taxes, assessments and other similar governmental charges which are not due and payable and (iv) Liens that arise under zoning, land use and other similar laws or regulations, and easements, covenants, rights-of-way and other imperfections of title or encumbrances, if any, which do not materially affect the marketability of the property subject thereto and do not materially impair the use of the property subject thereto as presently used.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Preference Participation Certificates” means the preference participation certificates referenced by the Company Charter Documents as being defined in that certain Preferred Stock Purchase Agreement dated as of May 21, 2007 by and between Allworx Corp. and the Purchasers party thereto, as amended.

“Related Party” shall mean (i) any current director (or nominee), officer, consultant or Affiliate of the Company, (ii) any beneficial owners (as such term is defined in Rule 13d-3 of the Exchange Act) of 5% or more of the Company Common Stock and (iii) any relative, spouse, officer, director or Affiliate of any of the foregoing Persons.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

“Released Escrow Amount” shall mean all or such portion of the Escrow Fund that is released and distributed to the Stockholders pursuant to the terms of this Agreement and the Escrow Agreement.

“Released Indemnification Escrow Amount” shall mean all or such portion of the Indemnification Escrow Fund that is released and distributed to the Stockholders pursuant to the terms of this Agreement and the Escrow Agreement.

“Released Stockholders’ Representative Escrow Amount” shall mean all or such portion of the Stockholders’ Representative Escrow Fund that is released and distributed to the Company Common Stockholders, the Company Series 1 Stockholders and the Company Series A Stockholders pursuant to the terms of this Agreement and the Escrow Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series 1 Liquidation Amount” shall mean, for each share of Company Series 1 Preferred Stock outstanding immediately prior to the Effective Time, the sum of (A) $0.53 (Fifty-Three Cents) plus (B) all accrued and unpaid dividends thereon as of the Effective Time; provided however, that, after the payment in full of the aggregate Series A Liquidation Amounts, if there shall be insufficient Base Initial Merger Consideration to pay in full all Series 1 Liquidation Amounts, then the holders of Company Series 1 Preferred Stock shall share ratably in the distribution of the remaining Base Initial Merger Consideration (after payment in full of the aggregate Series A Liquidation Amounts), and in such case, the Series 1 Liquidation Amount shall mean, for each share of Company Series 1 Preferred Stock outstanding immediately prior to the Effective Time, such ratable amount per share (calculated in accordance with Section 4(b) of Article Fourth of the Restated Charter).

“Series A Liquidation Amount” shall mean, for each share of Company Series A Preferred Stock outstanding immediately prior to the Effective Time, the sum of (A) $0.53 (Fifty-Three Cents) plus (B) all accrued and unpaid dividends thereon as of the Effective Time; provided however, that if there shall be insufficient Base Initial Merger Consideration to pay in full all Series A Liquidation Amounts, then the holders of Company Series A Preferred Stock shall share ratably in the distribution of the Base Initial Merger Consideration, and in such case, the Series A Liquidation Amount shall mean, for each share of Company Series A Preferred Stock outstanding immediately prior to the Effective Time, such ratable amount per share (calculated in accordance with Section 4(b) of Article Fourth of the Restated Charter).

“Stockholders” shall mean each holder of Company Common Stock or Company Preferred Stock as of immediately prior to the Effective Time.

“Stockholders’ Representative Escrow Amount” shall mean $50,000 (Fifty Thousand Dollars).

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Tax” or “Taxes” shall mean all taxes, including any interest, penalties or other additions thereto that may become payable in respect thereof, imposed by any Taxing Authority, which taxes shall include, without limiting the generality of the foregoing: all income or profits taxes (including, but not limited to, federal and state income taxes), payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation taxes, alternative minimum taxes, value-added taxes, and other obligations in the nature of taxes.

“Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreements” shall mean any agreement relating to the sharing, allocation or indemnification of Taxes or amounts in lieu of Taxes, or any similar agreement.

“Taxing Authority” shall mean any Governmental Authority responsible for the imposition of Taxes.

“Transaction Agreement” shall mean any agreement or other executed document necessary for the completion of the Transactions, including this Agreement, the Escrow Agreement, Employee Agreements, Non-Competition Agreements, Non-Disclosure and Assignment Agreements, the Written Consent, the Certificate of Merger and the Confidentiality Agreement.

“Transactions” shall mean the transactions contemplated by this Agreement and the other Transaction Agreements, including the Merger.

The following terms are defined in the Section of this Agreement set forth after such term below:

2006 Financial Statements	3.5(a)
401(k) Plan	5.11(b)
Actions	5.8(b)
Agreement	Introduction
Amerisource Agreement	5.1(b)
Balance Sheet Date	3.5(b)
Bankruptcy and Equity Exception	3.3(a)
Board Recommendation	5.2(c)
Capitalization Spreadsheet	5.13
Certificate	2.1(c)(iv)
Certificate of Merger	1.3
Claim Date	8.3(a)
Claim Notice	8.3(a)
Closing	1.2
Closing Date	1.2
Common Per Share Merger Consideration	2.1(c)
Company	Introduction
Company Charter Documents	3.1(d)
Company Contracts	3.13(c)
Company Counsel	9.9
Company Disclosure Schedule	Article III Introduction
Company Material Adverse Effect	3.6
Company Plans	3.11(a)
Company Stockholder Approval	3.3(c)
Company Third Party Expenses	5.12
Confidentiality Agreement	5.6

Consenting Stockholders	Recitals
Continuing Employees	5.11(a)
DGCL	1.1
Director and Officer Resignation Letter	5.10
Dissenting Shares	2.5(a)
Effective Time	1.3
Escrow Agent	2.2
Escrow Agreement	2.2
Escrow Fund	2.2(b)
Excess Dissenting Share Payments	2.5(c)
Excess Third Party Expenses	5.12
Exchange Agent	2.6(a)
Excluded Representations	8.1
Financial Statements	3.5(a)
Indebtedness Statement	5.14
Indemnifiable Losses	8.2(a)
Indemnifiable Matters	8.2(a)(xi)
Indemnifiable Tax Losses	8.2(b)
Indemnified Parties	8.2(a)
Indemnifying Parties	8.2(a)
Indemnification Escrow Fund	2.2(a)
Indemnification Escrow Distribution	2.2(a)
Information Statement	5.2(b)
Legal Proceedings	3.7
Material Contract	3.13(a)(xxxii)
Merger	Recitals
Merger Sub	Introduction
Non-Competition Agreements	5.9
Objection Deadline	8.3(a)
Objection Notice	8.3(a)
Outside Date	7.1(b)(i)
Parent	Introduction
Parent Material Adverse Effect	4.2(b)
Payoff Letters	5.14
Policies	3.17
Post-Signing Returns	5.8(a)
Pre-Closing Tax Period	8.2(a)(x)
Related Party Transactions	3.18
Rebate Obligations	3.16(c)
Representatives	5.3(a)
Required Financial Statements	5.20
Restated Charter	2.2(a)
Restraints	6.1(b)
Series 1 Per Share Merger Consideration	2.1(c)
Series A Per Share Merger Consideration	2.1(c)
Settlement Memorandum	8.3(b)(i)

Statement of Expenses	5.12
Stockholders’ Representative	8.4(a)
Stockholders’ Representative Escrow Fund	2.2(b)
Stockholders’ Representative Escrow Distribution	2.2(b)
Stockholders’ Representative Expenses	8.4(e)
Survival Date	8.1
Surviving Corporation	1.1
Tax Set-Off Amount	8.2(b)
Third Party Claim	8.3(c)
Third Party Expenses	5.12
Title IV Plan	3.11(b)
Top Customer and Supplier	3.20
WARN	3.11(o)
Warrant Statement	5.15
Working Capital Statement	5.16
Written Consent	Recitals
Written Decision	8.3(b)(ii)

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PAETEC HOLDING CORP.

By:	/s/ Charles E. Sieving
Name: Charles E. Sieving
Title: Executive Vice President and General Counsel

AWX ACQUISITION CORP.

By:	/s/ Charles E. Sieving
Name: Charles E. Sieving
Title: Vice President and Secretary

ALLWORX CORP.

By:	/s/ George E. Daddis
Name: George E. Daddis
Title: Chief Executive Officer and President

ADVANTAGE CAPITAL NEW YORK PARTNERS I, LP, as Stockholders’ Representative

By:	Advantage Capital NY GP I, L.L.C.,
its General Partner

	By:	/s/ M. Scott Murphy
	Name:	M. Scott Murphy
	Title:	Vice President